40-33



ROPES & GRAY LLP
ONE METRO CENTER
700 12TH STREET, NW, SUITE 900
WASHINGTON, DC 20005-3948
WWW.ROPESGRAY.COM



811-22378
Branch 17

February 1, 2011



Nathan D. Briggs
T +1 202 626 3909
F +1 202 383 9308
nathan.briggs@ropesgray.com

BY HAND

Securities and Exchange Commission
Attn: Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

Re: *Trust Company of the West v. DoubleLine Funds Trust et al.*, BC 450413 (Sup. Ct. of the State of California)

Dear Sir or Madam:

On behalf of DoubleLine Funds Trust, the following documents are enclosed for filing:

1. Notice of Demurrer and Demurrer of Defendant DoubleLine Funds Trust to Complaint; Memorandum of Points and Authorities
2. Notice of Demurrer and Demurrer of Defendants Joseph J. Ciprari, John C. Salter, Robert J. Untracht, and Raymond B. Woolson to Complaint; Memorandum of Points and Authorities
3. Court's Ruling and Order Regarding Defendants' Demurrers and Motions to Strike

This filing is being made pursuant to Section 33 of the Investment Company Act of 1940, as amended. Please call me at (202) 626-3909 if you have any questions.

Very truly yours,

Nathan D. Briggs

Enclosures

cc: Earl A. Lariscy
Timothy W. Diggins
Jeremy C. Smith





11000010


LEXISNEXIS FILE & SERVE
34785243
E-SERVICE
Dec 9 2010
6:32PM


SEC MAIL
RECEIVED
PROCESSING
FEB 01 2011
WASH, D.C.
211
SECTION


SEC MAIL
RECEIVED
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FEB 1 2011
WASH, D.C.
193
SECTION


RECEIVED
FEB 03 2011
OFFICE OF THE SECRETARY

ROPES & GRAY LLP
Robert G. Jones (pro hac vice pending)
robert.jones@ropesgray.com
Alison E.H. McLaughlin (222134)
alison.mclaughlin@ropesgray.com
Prudential Tower
800 Boylston Street
Boston, Massachusetts 02199-3600
Telephone: (617) 951-7000
Facsimile: (617) 951-7050

KENDALL BRILL & KLIEGER LLP
Richard B. Kendall (SBN 90072)
rkendall@kbkfirm.com
Robert N. Klieger (SBN 192962)
rklieger@kbkfirm.com
10100 Santa Monica Blvd., Suite 1725
Los Angeles, CA 90067
Telephone: (310) 556-2700
Facsimile: (310) 556-2705

Attorneys for Defendants DoubleLine Funds Trust; Joseph J. Ciprari; John C. Salter; Robert J. Untracht; and Raymond B. Woolson

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF LOS ANGELES, CENTRAL CIVIL WEST

TRUST COMPANY OF THE WEST, a California corporation,

Plaintiff,

vs.

DOUBLELINE FUNDS TRUST, a Delaware statutory trust; JOSEPH J. CIPRARI, an individual; JOHN C. SALTER, an individual; ROBERT J. UNTRACHT, an individual; RAYMOND B. WOOLSON, an individual; and DOE DEFENDANTS 1 THROUGH 10,

Defendants.

Case No. BC450413

[Assigned to Hon. Carl J. West]

NOTICE OF DEMURRER AND DEMURRER OF DEFENDANT DOUBLELINE FUNDS TRUST TO COMPLAINT; MEMORANDUM OF POINTS AND AUTHORITIES

Date: January 6, 2011
Time: 3:00 p.m.
Dept.: 322

Action Filed: December 1, 2010
Trial Date: None Set

62067.1

TO TRUST COMPANY OF THE WEST AND ITS COUNSEL OF RECORD:

PLEASE TAKE NOTICE THAT on January 6, 2011, at 3:00 p.m., or as soon thereafter as counsel may be heard, in Department 322 of the above-captioned Court, located at 600 S. Commonwealth Avenue, Los Angeles, California, Defendant DoubleLine Funds Trust ("Defendant") will and hereby does demur to the Complaint filed by Plaintiff Trust Company of the West pursuant to Sections 430.10, *et seq.*, of the California Code of Civil Procedure.

This demurrer is based on the attached demurrer and memorandum of points and authorities; all of the pleadings, files, and records in this proceeding; all other matters of which the Court may take judicial notice; and any argument and evidence that may be presented to or considered by the Court prior to its ruling.

Dated: December 9, 2010

KENDALL BRILL & KLIEGER LLP

By: 

Richard B. Kendall
Robert N. Klieger

ROPES & GRAY LLP
Robert G. Jones
Alison E.H. McLaughlin

Attorneys for Defendants DoubleLine Funds Trust, Joseph J. Ciprari, John C. Salter, Robert J. Untracht, and Raymond B. Woolson

DEMURRER

Defendant hereby demurs to all causes of action alleged in the Complaint filed by Plaintiff as specified below:

DEMURRER TO THE FIRST CAUSE OF ACTION

(Misappropriation of Trade Secrets)

1. Defendant demurs to the First Cause of Action for misappropriation of trade secrets on the ground that it fails to state facts sufficient to constitute a cause of action. Plaintiff has failed to allege facts sufficient to demonstrate that Defendant acquired or used any trade secrets, a requirement under the California Uniform Trade Secrets Act ("CUTSA"). In addition, Plaintiff has failed to allege facts that would show an agency relationship sufficient to render Defendant vicariously liable for the purported misappropriation of other defendants.

DEMURRER TO THE SECOND CAUSE OF ACTION

(*Bus. & Prof.* Code § 17200)

2. Defendant demurs to the Second Cause of Action for a violation of Section 17200 of the Business and Professions Code on the ground that it fails to state facts sufficient to constitute a cause of action because it is preempted by CUTSA and/or fails to allege any unfair competition by Defendant *itself*. Plaintiff alleges only that Defendant benefitted from the misconduct of others, an allegation insufficient to state an unfair competition claim.

DEMURRER TO THE THIRD CAUSE OF ACTION

(Common Law Unfair Competition)

3. Defendant demurs to the Third Cause of Action for common law unfair competition on the ground that it fails to state facts sufficient to constitute a cause of action because it is preempted by CUTSA and/or fails to allege any unfair competition by Defendant *itself*. Plaintiff alleges only that Defendant benefitted from the misconduct of others, an allegation insufficient to state an unfair competition claim.

DEMURRER TO THE FOURTH CAUSE OF ACTION

(Conspiracy)

4. Defendant demurs to the Fourth Cause of Action for civil conspiracy on the ground that it fails to state facts sufficient to constitute a cause of action because it is preempted by CUTSA and/or Plaintiff fails to allege any unlawful act by Defendant *itself*. In addition, the claim fails to state a cause of action because it alleges a conspiracy — between parties who have an agency or alter ego relationship — which fails as a matter of law.

DEMURRER TO THE FIFTH CAUSE OF ACTION

(Aiding and Abetting)

5. Defendant demurs to the Fifth Cause of Action for aiding and abetting on the ground that it fails to state facts sufficient to constitute a cause of action because it is preempted by CUTSA and/or Plaintiff fails to allege substantial assistance by Defendant *itself*.

DEMURRER TO THE SIXTH CAUSE OF ACTION

(Unjust Enrichment)

6. Defendant demurs to the Sixth Cause of Action for unjust enrichment on the ground that it fails to state facts sufficient to constitute a cause of action because it is preempted by CUTSA. In addition, the allegations fail to state a claim because unjust enrichment is not a stand-alone cause of action in California and, even if it were, would produce an inequitable result in this case.

DEMURRER TO THE SEVENTH CAUSE OF ACTION

(Violation of Penal Code § 496)

7. Defendant demurs to the Seventh Cause of Action for a violation of Penal Code section 496 on the ground that it fails to state facts sufficient to constitute a cause of action because it is preempted by CUTSA and/or because Plaintiff failed to allege that Defendant *itself* stole or received anything.

WHEREFORE, Defendant prays that:

1. The demurrer be sustained as requested; and

2. The Court grant such other and further relief as the Court may deem proper.

Dated: December 9, 2010

KENDALL BRILL & KLIEGER LLP

By: 

Richard B. Kendall
Robert N. Klieger

ROPES & GRAY LLP
Robert G. Jones
Alison E.H. McLaughlin

Attorneys for Defendants DoubleLine Funds Trust, Joseph J. Ciprari, John C. Salter, Robert J. Untracht, and Raymond B. Woolson

1 I. **INTRODUCTION**

2 The continuing litigation involving plaintiff Trust Company of the West ("TCW") and
3 DoubleLine Capital LP ("DoubleLine" or the "Adviser") is characterized by pointed allegations
4 of wrongful conduct and competitive injury on both sides. In the midst of this brew TCW would
5 now implicate not merely a disembodied 'trust,' but the investment assets of thousands of non-
6 party investors, whose funds are the only "assets of the Trusts" and who – TCW surely realizes –
7 could never be liable for any of TCW's claims. The improbable claims asserted in TCW's
8 Complaint against DoubleLine Funds Trust (the "Trust")[1] and its Independent Trustees
9 (collectively with the Trust, "Defendants") nonetheless seek that incongruous result. This Court
10 should sustain the demurrer against them.

11 It requires no citation to state that the enactment by Congress in 1940 of *both* the
12 Investment Company Act of 1940, 15 U.S.C. §§ 80a-1-80a-64 (the "ICA"), *and* the Investment
13 Advisers Act, 15 U.S.C. §§ 80b-1-80b-21, was intended to protect mutual fund investors. As a
14 registered investment company under the ICA, the Trust is subject to a robust regulatory
15 framework that is aimed at safeguarding investor assets. That framework dictates that the Trust
16 and investor assets be separate and distinct from the Adviser, and incorporates a number of
17 protections to insure that the Trust's assets are shielded from abuse or overreaching, including by
18 the Adviser. So, for example, under the ICA, sixty percent of the Board of Trustees of the Trust
19 is required to be comprised of "independent" trustees satisfying standards set forth in the statute,
20 15 U.S.C. § 80a-10a; Section 35(b) of the ICA imposes on investment advisers specific fiduciary
21 duties under federal law with respect to the receipt of compensation, thus protecting investors
22 from overreaching in the negotiation and setting of advisory fees, 15 U.S.C. § 80a-35(b); and
23

24 [1] The Trust is a registered investment company under the the Investment Company Act of 1940,
15 U.S.C. §§ 80a-1-80a-64. Since its formation in January 2010, the Trust has issued to investors
25 shares in three series, each of which is a separate mutual fund representing a separate investment
portfolio – DoubleLine Total Return Bond Fund, DoubleLine Core Fixed Income Fund, and
26 DoubleLine Emerging Markets Fixed Income Fund, referred to collectively herein as the Funds.
The Funds consist of fixed income portfolios that invest primarily in bonds and other debt
27 securities. "A mutual fund is a pool of assets, consisting primarily of a portfolio of securities, and
belonging to the individual investors holding shares in the fund." *Jones v. Harris Assocs.*, 130 S.
28 Ct. 1418, 1422 (2010) (citation omitted).

Section 17 restricts the Trust's ability to enter into transactions with affiliates, again safeguarding against the risk that investor assets will be used to favor one group or another at the expense of innocent shareholders, 15 U.S.C. § 80a-17(a).

Courts addressing claims under the federal securities laws and deciding whether registered investment companies like the Trust will be required to answer for conduct of their advisers have emphasized the legislative concern of protecting investors:

> A mutual fund is a "mere shell," a pool of assets consisting mostly of portfolio securities that belongs to individual investors holding shares in the fund. The management of this asset pool is largely in the hands of an investment adviser, an independent entity which generally organizes the fund and provides it with investment advice, management services, and office space and staff. The adviser either selects or recommends the fund's investments and rate of portfolio turnover, and operates or supervises most of the other phases of the fund's business. *Tannenbaum v. Zeller*, 552 F.2d 402, 405 (2d Cir. 1977) (citations omitted). *See also Burks v. Lasker*, 441 U.S. 471, 480-81, 99 S.Ct. 1831, 1838-39, 60 L.Ed.2d 404 (1979) (the principal purpose of the Investment Company Act [15 U.S.C. §§ 80a-10(a)-(b), 80a-15(a)-(c)] is to protect mutual fund investors by maintaining the fund as an entity independent of its adviser).

In re Fidelity/Micron Sec. Litig. 964 F. Supp. 539, 543 (D. Mass. 1997) (holding that Fidelity Magellan Fund was not liable under the federal securities laws for allegedly false statements made by its portfolio manager – Jeffrey Vinik – who was employed by the investment adviser).[2]

Itself an adviser to registered investment companies under federal law, TCW requires no instruction on the sanctity of investor assets and the protections for those investors reflected in the governing statutes. Yet, still, TCW sought for many months to add claims against the Trust and its Independent Trustees in its pending action for misappropriation of trade secrets against Jeffrey

---

[2] The *Fidelity/Micron* decision also favorably notes statements by the Senate Committee overseeing the passage of the Securities Law Enforcement Act of 1990, as follows:

> [t]he Committee also expects that the SEC will not ordinarily seek penalties against registered investment companies. Generally, an investment company is a managed portfolio of liquid assets, with all the expenses passed on to shareholders. While the [federal] legislation permits civil penalties based on violations of the Investment Company Act, the penalties generally would be assessed against the responsible individuals.

S.Rep. No. 337, 101st Cong., 2d Sess., at 17 (1990).

Gundlach, certain other former TCW employees, and the investment firm they started, the Adviser. After extensive briefing, the Court issued a tentative ruling denying leave to add the claims, citing among other things various deficiencies in the claims pleaded. Rather than wait for a possible adverse ruling on the grounds the court tentatively described, and without conferring with the parties regarding a filing under seal, TCW proceeded the next day to file the same deficient claims in a separate action.

The claims asserted have no merit. The alleged misappropriation of trade secrets was purportedly committed not by the Trust or its Independent Trustees, but by the Adviser, who was selected to manage the mutual funds that make up the Trust (the "Funds"). Defendants themselves never possessed or had any knowledge of the "analytical methods" the Adviser is allegedly using, so they cannot be liable directly for misappropriation under the plain terms of the trade secret statute and clear case authority. Although TCW alleges that Defendants are liable as the Adviser's principal, the agency claim is squarely refuted by contradictory (though untrue) allegations made elsewhere in the complaint and in prior pleadings that in fact the Trust is controlled by Gundlach and the Adviser.

All other claims are preempted. The gravamen of all of them is that information was taken improperly by the former TCW employees and used by the Adviser. The California Uniform Trade Secrets Act ("CUTSA") is a comprehensive statute that provides the sole remedy for any such claims and preempts any other claims pleaded for that conduct. The alternative allegation that the information taken may not rise to the level of trade secret protection does not save those claims from preemption, because the claims still arise from the same "nucleus of facts" or "conduct" alleged in the misappropriation claim.

II. ALLEGATIONS OF THE COMPLAINT

As this Court is well aware, TCW already has an action pending against the Adviser, Gundlach, and some of his colleagues for allegedly planning to start a competing business and for copying TCW information. That complaint purports to allege that the Adviser engaged in unfair competition by using TCW's trade secrets. It also purports to allege claims for misappropriation of trade secrets, breach of contract, and breach of fiduciary duty against Gundlach and several of

1 his former TCW colleagues who now work for the Adviser.

2 On July 26, 2010, TCW sought to add a single eighth claim for relief, styled as "Unjust
3 Enrichment," against the Trust. TCW withdrew it soon after receiving an opposition from the
4 defendants in that action, the Adviser and the named individuals. Two months later, TCW tried
5 again (and during briefing added yet a third version of a proposed complaint). When this Court at
6 the hearing raised concerns about allowing the amendment, and tentatively denied leave to
7 amend, TCW withdrew it again and instead filed this new action the next day.

8 The new Complaint nowhere alleges any *facts* suggesting that the Trust or Independent
9 Trustees ever acquired, used, or disclosed any proprietary TCW information. Rather, the
10 Complaint alleges that *"[a]s a result of the foregoing,"* the Defendants "have directly acquired
11 [and] used" trade secrets. Compl. ¶ 42 (emphasis added). "As a result of the foregoing,"
12 however, is just the allegation that *the Adviser* misappropriated the purported trade secrets, and
13 that Defendants were on notice of that misuse (because TCW sent them a letter making those
14 allegations). *Id.* ¶¶ 40-41. Accordingly, the Complaint fails to allege any actual wrongdoing on
15 the part of the Defendants *themselves.*

16 Instead, the Complaint hangs its hat on the conclusory allegation that the Trust is
17 vicariously liable for the Adviser's actions on a theory of agency, *i.e.*, that the Adviser is the
18 agent of the Trust. This allegation contradicts the other allegations, made elsewhere in the
19 Complaint and in TCW's earlier pleadings, that Gundlach and the Adviser controlled the Trust,
20 and not the other way around. *See, e.g., id.* ¶ 15 (Gundlach as "a principal of DoubleLine . . .
21 exerted undue influence over the ostensibly independent Trustees[.]"); *id.* ¶ 36 (Gundlach
22 "controlled" and "does in fact control their decisions as trustees."); *id.* (Trust is "a mere
23 instrumentality of Gundlach and the other Co-Conspirators who created it.").

24 The Complaint purports to assert several claims against Defendants: misappropriation of
25 trade secrets; violation of Business and Professions Code § 17200; common law unfair
26 competition; conspiracy to steal good will and trade secrets; aiding and abetting the theft and use
27 of good will and trade secrets and the violation of § 17200; "unjust enrichment," alleged only
28 against the Trust; and receipt of stolen property, the civil analogue to California Penal Code

section 496.

III. THE DEMURRER SHOULD BE SUSTAINED

A. The Complaint Fails To State A Valid Claim For Misappropriation

1. No Claim Is Stated For Direct Misappropriation Liability

The Complaint alleges that, in advising the Trust, the Adviser uses "'analytical methods'" that belong to and were improperly taken from TCW. Compl. ¶ 40. But it makes clear that only the Adviser, not the Trust, has actually *used* any misappropriated information. *Id.* ¶ 30 (Trust allegedly "used DoubleLine and its employees and agents to misappropriate" information of various kinds). It alleges that the Trust's "active participat[ion]" in the acquisition and use was limited to "retaining DoubleLine as its investment adviser and agent" after receiving constructive and actual notice of the alleged misappropriation. *Id.* ¶ 31; *see also id.* ¶¶ 40-41. Although it alleges that the Trust has acquired and used the trade secrets because the Adviser is its agent, *id.* ¶¶ 39, 42, – a *vicarious* liability contention addressed below – the Complaint nowhere alleges that the Trust or its constituent Funds themselves *directly* acquired or used any trade secrets.[3]

This failure is fatal to any claim for direct liability. The language of CUTSA limits liability for misappropriation of trade secrets to the "*[a]cquisition*," "*[d]isclosure or use*" of such secrets.[4] Cal. Civ. Code § 3426.1(b) (emphasis added). *See In re Corrine W.*, 45 Cal. 4th 522, 529 (Cal. 2009) ("We begin with the statute's plain language, as the words the Legislature chose to enact are the most reliable indicator of its intent."). Because TCW has not alleged that the Defendants themselves acquired, disclosed, or used any trade secrets, they cannot be held liable.

[3] At one point the Complaint alleges that the Trust directly acquired and used the information "[a]s a result of the foregoing," Compl. ¶ 42, but the "foregoing" once again simply describes the hiring of the Adviser with alleged knowledge that trade secrets were being used.

[4] The relevant parts of the definition of misappropriation provide more fully:

> (1) *Acquisition* of a trade secret of another by a person who knows or has reason to know that the trade secret was acquired by improper means; or
>
> (2) *Disclosure or use* of a trade secret of another without express or implied consent by a person who . . .
>
> (B) At the time of disclosure or use, knew or had reason to know that his or her knowledge of the trade secret was [derived from enumerated circumstances].

Cal. Civ. Code § 3426.1(b) (emphasis added).

That conclusion is compelled by the Court of Appeal's recent decision in *Silvaco Data Sys. v. Intel Corp.* 184 Cal. App. 4th 210, 215-16 (Cal. Ct. App. 2010). There, the plaintiff alleged that the defendant "had used software acquired from another software concern with knowledge that [the plaintiff] had accused that concern of incorporating source code, stolen from [plaintiff], in its products." *Id.* In that case, unlike here, the customer had in its physical possession the allegedly stolen source code, which was embedded in the software it bought. Even on those facts, the Court of Appeal held that the defendant could not be liable for trade secret misappropriation because the defendant never possessed or used the source code itself, but rather only the executable code containing the source code. *Id.* at 216. Indeed, the Court made clear more broadly that customers of trade secret misappropriators are not liable even if they know of the misappropriation:

> [Defendant] appears to have been in substantially the same position as the customer in the pie shop who is accused of stealing the secret recipe because he bought a pie with knowledge that a rival baker had accused the seller of using the rival's stolen recipe. The customer does not, by buying or eating the pie, gain knowledge of the recipe used to make it.

Id. at 226; *see also Sonoma Foods, Inc. v. Sonoma Cheese Factory, LLC*, No. C 07-00554 JSW, 2008 WL 913279, at *3 (N.D. Cal. Apr. 3, 2008) (Factory that continued to buy cheese products embodying trade secret recipes allegedly misappropriated from the plaintiff is not liable under CUTSA "[d]espite the fact that Plaintiff informed Cheese Factory that the cheese products it had purchased . . . were made through improper means.").

In an effort to distinguish these cases, TCW goes to great lengths to allege that the Trust was implicated in the wrongdoing more than a random customer would be. It alleges, for example, that the former TCW employees stole information and engaged in other misconduct "for the purpose of" creating the Trust; Compl. ¶ 27; *see also id.* ¶ 34; that the formation of the Trust was "in furtherance of" the former employees' scheme to misappropriate; *id.* ¶ 28; *see also id.* ¶ 34; that the formation of the Trust "would not have been possible" without the misappropriation; *id.* ¶ 29; and allegations to similar effect.

But these allegations do not take this case outside the rule of *Silvaco*, because they do not show that the Trust *acquired or used* the information, which the court repeatedly emphasized (and the statute leaves no doubt) is the touchstone requirement.[5] For example, in *Control Module, Inc. v. Data Mgmt., Inc.*, the court held under similar provisions of the Connecticut trade secret statute:

> Here, the Complaint does not allege that Data Management itself acquired or disclosed or used the Trade Secrets, only that Data Management purchased Integrity terminals from Xipher and that Data Management induced, encouraged, aided, or abetted the principals of Xipher to use the Trade Secrets in creating the Integrity terminals. However, CUTSA does not include within its definition of "misappropriation" inducing, encouraging, aiding, or abetting another to misappropriate a trade secret. Because the Complaint does not allege that Data Management acquired, disclosed, or used the Trade Secrets as contemplated by Conn. Gen. Stat. § 35-51(b), Count II fails to state a claim upon which relief can be granted pursuant to CUTSA, and should be dismissed.

Civ. No. 3:07CV00475 (AWT), 2007 WL 4333814, at *4 (D. Conn. Dec. 10, 2007). Thus, even allegations that the Trust aided and abetted the misappropriation (which TCW gives lip service to here but cannot actually maintain)[6] would be insufficient to establish misappropriation liability in the absence of a showing of acquisition, disclosure, or use of trade secrets.[7] Certainly the mere allegations here that the Trust was created by misappropriators or was intended to buy services generated through misappropriation fall far short of the acquisition, disclosure, or use of trade secrets required to state a misappropriation claim.

---

[5] *See, e.g.*, *Silvaco*, 184 Cal. App. 4th at 222 ("there is no evidence that it ever had the source code to disclose"); *id.* at 223 (no suggestion Intel "ever came into possession of the source code"); *ibid.* ("it remains beside the point unless Intel came into possession of the secret"); *id.* at 224 ("using a product does not constitute a 'use' of trade secrets employed in its manufacture"); *id.* at 226 (there was "no evidence that Intel ever possessed or had knowledge of any source code," and it never "had access" to the code); *id.* at 229 (because Intel "did not know and had no way to get the information constituting the trade secret" it could not "'use'" that information).

[6] In *Control Module*, the defendant, Data Management, had secretly met with the misappropriators while they were still employed by the plaintiff and encouraged them to take the trade secrets. 2007 WL 4333814 at *2. Here, the Trust was not even created until *after* the personnel at issue had left TCW, Compl. ¶¶ 21-28, and apart from conclusory allegations, TCW alleges no actual acts of assistance or encouragement by the Trust other than simply hiring the Adviser with alleged knowledge of its supposed wrongdoing. *Id.* ¶¶ 79-84. In any event the aiding and abetting claim is preempted, as discussed below.

[7] As a further example, *PMC, Inc. v. Kadisha*, 78 Cal. App. 4th 1368, 1383 (Cal. Ct. App. 2000), a case that TCW has inaptly cited, takes pains to note that, "[u]nder the *plain terms* of" CUTSA, a controlling shareholder, director, and officer of a misappropriating corporation may be personally liable only to the extent that he or she "*used*, through the corporation," the plaintiff's trade secrets. *Id.* (emphasis added).

2. No Claim Is Stated For Vicarious Misappropriation Liability

At bottom, TCW's complaint rests entirely on a claim that the Adviser is acting as the agent of the Trust, and that therefore the Trust is vicariously liable as a principal.[8] This theory fails on the pleadings as well because the facts TCW has alleged now squarely contradict the allegations made both in earlier pleadings and other parts of the Complaint that just the opposite is true. In addition, the Investment Advisory and Management Agreement referenced by the Complaint (the "IAMA") demonstrates conclusively that no such agency relationship exists.

"An agency relationship requires that the principal *has the right to control* the activities of the 'agent.'" *Valiyee v. Dep't of Motor Vehicles*, 74 Cal. App. 4th 1026, 1033 (Cal. Ct. App. 1999) (emphasis added).[9] Where the principal controls only "the result of the work and not the *means by which it is accomplished*," an independent contractor relationship is established, and the principal faces no vicarious liability therefrom. *Garcia v. W & W Cmty. Dev., Inc.*, 186 Cal. App. 4th 1038, 1049 (Cal. Ct. App. 2010) (emphasis added).

TCW now alleges in part of the Complaint that the Adviser is the agent of the Trust, Compl. ¶ 11, and that the Trust has the right to control the Adviser. *See, e.g., id.* ¶ 12. But elsewhere in the Complaint TCW alleges that the Trust is in fact controlled by Gundlach. It alleges, for example, that the "Trustees were selected by Gundlach because they were friendly and could be controlled by him, and he does in fact control their decisions as trustees. Because of the control Gundlach exercises over it, the Trust is a mere instrumentality of Gundlach and the other Co-Conspriators who created it." *Id.* ¶ 36.

These allegations are irreconcilably inconsistent with the allegation that the Trust controls the Adviser (which Gundlach "influence[s] and control[s]," Compl. ¶ 80), so the latter allegations

---

[8] The Complaint at turns advances similar allegations as to the Independent Trustees, who submit today a separate demurrer, but also join in each of the arguments presented in this brief.

[9] *See also People v. Williams*, 118 Cal. App. 4th 735, 744 (Cal. Ct. App. 2004) (To impose liability on an alleged principal, "the agent must act or agree to act . . . *subject to the principal's control*. In the absence of the essential characteristic of control, there is no agency.") (emphasis added); *Buick v. World Sav. Bank*, 637 F. Supp. 2d 765, 775 (E.D. Cal. 2008) ("'If . . . the principal has no control over the day-to-day operations and only has [the] right to dictate the end result of the agent's activities, then an 'independent contractor' relationship exists.'") (internal citations omitted).

simply cannot be maintained. *See e.g.*, *Alfaro v. Cmty. Hous. Improvement Sys. & Planning Ass'n, Inc.*, 171 Cal. App. 4th 1356, 1381 (Cal. Ct. App. 2009) (a plaintiff may not "describe the same transaction as including contradictory or antagonistic facts"); *see also Yetek v. Dental Bd. of Cal.*, Nos. C 09-3702 CRB, C 09-3508 CRB, 2010 WL 2594543, at *4 (N.D. Cal. June 22, 2010) (dismissing cause of action because "conclusory assertions that [an individual] acted as 'an agent, servant[,] employee or representative of [a] state agency' . . . cannot control in light of the more specific factual allegations that she was not, in fact, an agent") (internal citations omitted).

Indeed, in addition to the present allegation that Gundlach controlled the Trust, TCW has previously alleged that *the Adviser itself* (the purported agent) controlled the Trust. In its Proposed Amended Complaint filed with this Court on October 22, 2010 in *Trust Company of the West v. Gundlach, et al.*, Case No. BC 429385 (the "PAC"), TCW explicitly alleged that "[b]ecause of the control Gundlach exercises over it, the Trust is a mere instrumentality of Gundlach *and the other Original Defendants* who created it." Defendants' Request for Judicial Notice ("RJN") at Ex. B; PAC ¶ 158 (emphasis added). The "Original Defendants" were defined to include the Adviser. PAC ¶ 3.

In the passage from the current Complaint quoted above, TCW has conveniently changed the prior allegation slightly to say the Trust is an instrumentality of Gundlach and the "Co-Conspirators," which are not defined to include the Adviser. Compl. ¶¶ 1, 36. But TCW cannot unring the bell. A plaintiff "*may not plead facts that contradict the facts or positions that the plaintiff pleaded in earlier actions or suppress facts that prove the pleaded facts false.*" *Cantu v. Resolution Trust Corp.*, 4 Cal. App. 4th 857, 877-78 (Cal. Ct. App. 1992) (emphasis in original). "When the plaintiff pleads inconsistently in *separate actions*, the plaintiff's complaint is nothing more than a sham that seeks to avoid the effect of a demurrer . . . Under such circumstances, the court will disregard the falsely pleaded facts and affirm the demurrer." *Id.* at 878.[10]

[10] *See also Holland v. Morse Diesel Int'l, Inc.*, 86 Cal. App. 4th 1443, 1447 (Cal. Ct. App. 2001) ("If the second amended complaint contradicts or omits facts pleaded in Holland's first two complaints, we will take judicial notice of the earlier complaints and disregard inconsistent allegations, absent an explanation for the inconsistency."); *Del E. Webb Corp. v. Structural Materials Co.*, 123 Cal. App. 3d 593, 604 (Cal. Ct. App. 1981) ("Thus, a pleading valid on its face may nevertheless be subject to demurrer when matters judicially noticed by the court render the complaint meritless.").

Moreover, to suggest, as TCW must, that the Trust controls whether or to what extent the Adviser uses TCW's "analytical methods" in its work managing the Funds' investments is fundamentally inconsistent with how and why it alleges the Trust was created. TCW alleges in its current Complaint that the Trust was designed expressly to "exploit the economic value of the confidential and proprietary information stolen by the Co-Conspirators." Compl. ¶ 3; *see also id.* ¶ 49 ("An integral part of their efforts to exploit such benefits included the creation of the Trust to market a group of fixed income Funds identical to the funds managed by TCW."); *id.* ¶ 70 (same); *id.* ¶ 79 (same). In other words, according to TCW, the Trust's entire *raison d'être* was to be a vehicle for using misappropriated material. On that theory, it is the Adviser and Gundlach that have — by the very act of creating the Trust — directed the Trust's use of the allegedly stolen material. Yet, under the new agency theory, the Trust, as principal, must have directed *the Adviser's* misappropriation. These two versions are irreconcilable.

TCW asserts that its allegations do not contradict the Adviser's alleged agency status for two reasons. First, it argues that federal law ensures "that the Trust retains its right of control" over the Adviser by requiring that two-thirds of the Trustees be independent. Compl. ¶ 15. Although this indeed shows that TCW's allegations are preposterous, TCW cannot avoid their fatal effect on its agency claim by citing reasons why they are in fact erroneous. *Banis Restaurant Design, Inc. v. Serrano*, 134 Cal. App. 4th 1035, 1044 (Cal. Ct. App. 2005) ("[W]hen a complaint contains allegations that are fatal to a cause of action, a plaintiff cannot avoid these defects simply by . . . plead[ing] facts inconsistent with those alleged earlier."). Second, TCW alleges "the Trust has the right to remove DoubleLine through its power to terminate the relationship." Compl. ¶ 15. But independent contractors may be terminated no less than employees or agents, and courts have branded as "absurd" the notion that an independent contractor is converted to an agent simply because it can be terminated.[11] In any case, even if the

[11] *Varisco v. Gateway Sci. & Eng'g, Inc.*, 66 Cal. App. 4th 1099, 1107 (Cal. Ct. App. 2008) (Clause permitting termination at will "does not, in and of itself, change the independent contractor relationship into an employee-employer relationship. If it did, independent contractor arrangements could only be established through agreements which limited the right of a party, or perhaps both parties, to terminate the agreement. *This would be absurd*, and it is not the law.") (emphasis added).

right of termination did denote agency (which it does not), any right to terminate here must be deemed illusory given the thoroughgoing control supposedly exerted over the Trust.

Although nothing more is needed to negate the agency claim than the contradictory allegations described above, that claim is further disproven by the terms of the Investment Advisory and Management Agreement ("IAMA") that TCW cites in its Complaint.[12] In a section headed "Nature of the Relationship," the IAMA expressly states that the Adviser is an "independent contractor." RJN at Ex. E; IAMA ¶ 10 (emphasis added.) This plain expression of intent by the parties governs, and it refutes any contrary contention of an agency relationship in the Complaint. *See Holland,* 86 Cal. App. 4th at 1447 (on demurrer, a court "may also take notice of exhibits attached to the complaints. If facts appearing in the exhibits [including the parties' contract] contradict those alleged, the facts in the exhibits take precedence."); *see also Banis*, 134 Cal. App. 4th at 1444-45 (on demurrer, "[f]acts appearing in exhibits [including the parties' contract] attached to a complaint will also be accepted as true and will be given precedence over any contrary allegations in the pleading").

TCW struggles mightily to obscure the IAMA's clear statement by giving an unreasonably overbroad read to a second point made in the relevant sentence, which states: "[1] *The advisor is an independent contractor* and, [2] except as expressly provided or authorized in this Agreement shall have *no authority to act for or represent the Trust*." RJN at Ex. E; IAMA ¶ 10 (italics and brackets added). The only respects in which the Adviser is "expressly provided or authorized" to "act for or represent the Trust" in dealings with third parties concern matters such as the purchase of securities. *See* IAMA ¶ 2(b) (Adviser may place orders for securities). To read the exception to mean that the Adviser is in fact an agent for any conduct "encompassed by

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[12] Because TCW quotes extensively from the IAMA, *see, e.g.*, Compl. ¶¶ 12, 16, the entirety of the document is judicially noticeable and may be examined and considered by this Court on demurrer. *See, e.g., Ascherman v. Gen. Reinsurance Corp.*, 183 Cal. App. 3d 307, 310-11 (Cal. Ct. App. 1986) (courts may examine contracts referenced but not attached to complaint on demurrer); *Pomona College v. Super. Ct.*, 45 Cal. App. 4th 1716, 1727-28 (Cal. Ct. App. 1996) (court properly considered written employment agreement referenced but not attached to complaint on demurrer); *Ingram v. Flippo*, 74 Cal. App. 4th 1280, 1285, n.3 (Cal. Ct. App. 1999) (taking judicial notice of documents referenced but not attached to complaint); *StorMedia Inc. v. Super. Ct.*, 20 Cal. 4th 449, 457, n.9 (Cal. Ct. App. 1999) (same). The Trust seeks judicial notice of the entirety of the IAMA in its Motion for Judicial Notice filed concurrently herewith.

the IAMA," as TCW does, Compl. ¶ 14, is patently unreasonable and contrary to the whole thrust of the sentence.[13]

Nor is the agreement's plain statement that the Adviser is an "independent contractor" undermined by the provision that the Adviser undertakes its various responsibilities "subject to the direction and supervision of the Trust's Board of Trustees." Compl. ¶ 12 (citing IAMA ¶ 1(c)). California law has long provided that "[t]he general supervisory right to control the work so as to [e]nsure its satisfactory completion in accordance with the terms of the contract does not make the hirer of the independent contractor liable" for the latter's acts in performing the work. *McDonald v. Shell Oil Co., Inc.*, 44 Cal. 2d 785, 788 (Cal. 1955). Accordingly, "the owner may retain a broad general power of supervision and control as to the results of the work so as to ensure satisfactory performance of the independent contract – including the right to inspect . . . , the right to stop work . . . , the right to make suggestions or recommendations as to details of the work . . . , the right to prescribe alterations or deviations in the work . . . without changing the relationship from that of owner and independent contractor or the duties arising from that relationship." *Id.* at 790; *see also Pylon, Inc. v. Olympic Ins. Co.*, 271 Cal. App. 2d 643 (Cal. Ct. App. 1969) (same); *Carroll III v. Fed. Express Corp.*, No. C-93-4243-SC, 1995 WL 494590, at *4 (N.D. Cal. Aug. 15, 1995) ("General supervisory control must be distinguished with control over the details.").

The right of "direction and supervision" afforded to the Trustees in the IAMA *cannot* be read to confer a right to control the manner and means of performing the Adviser's functions. Doing so would create an irreconcilable conflict with the provision that the Adviser is an "independent contractor," and California law requires the IAMA to be read to give effect to both

[13] The Declaration of Trust provides in section 10.02(a) that trustees, officers, or employees of the trust also serving in those capacities for other organizations ("Covered Persons") shall be indemnified. It then provides in section 10.02(c) that this shall not affect the indemnification rights to which other persons, including "agents" of the Trust, may be entitled by contract or otherwise. RJN at Ex. F. Section 9 of the IAMA then provides that the Adviser shall be indemnified under section 10.02(c) as an "agent" of the trust. Despite TCW's contrary contention, Compl. ¶ 11, this simply identifies the source of the indemnification right. It does not override the contract's clear statement that the Adviser is an "independent contractor."

provisions.[14] The only reading that does so, and that gives paragraph 2 its most natural literal reading, is that the IAMA provides for only the kind of generalized supervisory powers that do not create an agency relationship under California law.

In sum, based on TCW's own pleadings, the parties' written agreements and settled California law, TCW has failed to, and cannot, properly plead an agency relationship sufficient to impose vicarious liability.

B. All Other Claims Are Preempted

The Demurrer to Counts Two through Seven should be sustained because those claims are preempted. It is well established that CUTSA "preempts common law claims that are 'based on the same nucleus of facts as the misappropriation of trade secrets claim for relief.'"[15] *K.C. Multimedia, Inc. v. Bank of Am. Tech. & Operations, Inc.*, 171 Cal. App. 4th 939, 958 (Cal. Ct. App. 2009) (internal citations omitted) (claims for breach of confidence, interference with contract, and unfair competition preempted); *see also, e.g., Cadence Design Sys., Inc. v. Avant! Corp.*, 29 Cal. 4th 215, 223 (Cal. 2002) (plaintiffs must bring CUTSA action for post-enactment misappropriation); *Digital Envoy, Inc. v. Google, Inc.*, 370 F. Supp. 2d 1025, 1035 (N.D. Cal. 2005) (unfair competition and unjust enrichment claims preempted); *AccuImage Diagnostics Corp. v. Terarecon, Inc.*, 260 F. Supp. 2d 941, 954 (N.D. Cal. 2003) ("[T]he UTSA occupies the field in California.").

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[14] Cal. Civ. Code § 1641 ("Effect to be given to every part of contract. The whole of a contract is to be taken together, so as to give effect to every part, if reasonably practicable, each clause helping to interpret the other."); *Hi-Desert Cnty. Water Dist. v. Blue Skies Country Club, Inc.*, 23 Cal. App. 4th 1723, 1734 (Cal. Ct. App. 1994) (It is the "cardinal rule of construction that a contract is to be construed as a whole, effecting harmony among and giving meaning to all the parts thereof.") (internal citations omitted); *S. Pac. Land Co. v. Westlake Farms, Inc.*, 188 Cal. App. 3d 807, 822 (Cal. Ct. App. 1987) ("Generally the parties to an instrument intend every clause to have some effect and in some measure to evidence their agreement, and this purpose should not be thwarted except in the plainest case of necessary repugnance.") (citation omitted).

[15] The relevant provision is California Civil Code section 3426.7(b), which provides that "[t]his title does not affect (1) contractual remedies, whether or not based on misappropriation of a trade secret, (2) other *civil remedies that are **not** based upon misappropriation of a trade secret*, or (3) criminal remedies." (emphasis added).

1. Pleading In The Alternative That The Allegedly Stolen Material Is Not Trade Secret Does Not Avoid Preemption

TCW explicitly alleges that "*all* the data, materials, methods, and other information that Defendants misappropriated are trade secrets." Compl. ¶ 88 (emphasis added). In a vain effort to avoid preemption, however, it also alleges "[i]n the alternative, to the extent, if any, any of the misappropriated material is not trade secret," that it is nonetheless protected as "valuable confidential and proprietary" material that does not rise to the level of a trade secret. *Id.* California law has clearly rejected such an evasive pleading strategy, as have the majority of courts around the country.

The two most recent Court of Appeal cases on this topic have left no doubt that TCW's non-trade-secret claims are unavailable as a matter of law. In *K.C. Multimedia Inc.*, the court held that CUTSA preempted plaintiff's claims for breach of confidence, interference with contract, and unfair competition. 171 Cal. App. 4th at 955-56. In so doing, the court explained that the language of CUTSA is fundamentally distinct from that of the Uniform Trade Secret Act, so its preemptive effect is much broader.[16] *Id.* The court also squarely rejected plaintiff's contention based on authorities from other states that – as TCW also contends here – it was allowed to maintain "separate causes of action to the extent that causes of action have more to their factual allegations than the mere misuse or misappropriation of trade secrets." *Id.* at 956 (internal citations omitted). To the contrary, regardless whether the information at issue is ultimately a trade secret, where "[f]actually, th[e] same conduct underpins" both a trade secret claim and another cause of action, the latter is preempted. *Id.* at 960. That is, the law preempts claims "that are 'based on the same nucleus of facts'" as the misappropriation claim. *Id.* at 958 (internal citation omitted).

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[16] The preemption provision of the UTSA provides that it "'displaces *conflicting* tort, restitutionary, and other law of this State providing civil remedies for misappropriation of a trade secret.'" *K.C. Multimedia Inc.*, 171 Cal. App. 4th at 955, n.6 (quoting 14 West's U. Laws Ann., U. Trade Secrets Act, § 7(a)) (emphasis added). "Notably," however, CUTSA does not contain the "displacing conflicting law" language. *Id.* at 955. The court concluded that "the deviation was deliberate and that the policy of the uniform act was rejected." *Id.* at 956. For that reason, "decisions interpreting that [preemption] provision [of the UTSA] are not persuasive in construing California's unique statute." *Id.*

1 *Silvaco* is to similar effect. 184 Cal. App. 4th at 234. Also interpreting the language and
2 legislative history of CUTSA, the *Silvaco* court held that California's statute was intended "to
3 occupy the field of trade secret liability to the exclusion of other civil remedies" in order to
4 "*limit*[] liability" and "that purpose would be grossly subverted by leaving alternative bases for
5 liability intact." *Id.* Accordingly, the court held that CUTSA barred the plaintiff's original UCL
6 claim (as well as claims for conversion and misrepresentation) even though it was based on unfair
7 competition "including, *but not limited to*, the misappropriation and use of [] trade secrets." *Id.* at
8 241 (emphasis added). The claim was preempted because it "sounded in misappropriation of
9 trade secrets" even though the purportedly protected material might not all rise to the level of a
10 trade secret.[17] *Id.*

11 TCW will likely emphasize, as it has done before, the *Silvaco* court's statement in dictum
12 that a claim is not preempted if the information is "otherwise made property by some provision of
13 positive law" and argue that its information is protected property under the California common
14 law and therefore cannot be preempted. *Id.* at 239, n.22. This overly broad interpretation would
15 let the exception swallow the rule.[18] Indeed, the language surrounding that clause makes clear
16 that *Silvaco* explicitly did *not* intend that reading: "We emphatically reject the . . . suggestion that
17 the uniform act was not intended to preempt 'common law' conversion claims based on the taking
18 of information that, though not a trade secret, was nonetheless of value to the claimant." *Id.* at
19 239, n.22. Properly read, then, the reference to "positive law" is to some other stand-alone
20 statutory scheme such as copyright or trademark, not to alleged common law property rights
21
22 [17] The *Silvaco* court held one claim — an *amended* UCL claim — survived because it alleged that the defendant, Intel, aided and abetted the violation of an injunction against the wrongdoer. 184
23 Cal. App. 4th at 241-42. Because "the legal consequences of that act [violating an injunction] are not affected by the status of the information as a trade secret," the court determined that the claim
24 was "free of any dependency on trade secrets law" and therefore was not preempted. *Id.* at 242.

25 [18] Moreover, notwithstanding TCW's protestations to the contrary, in fact the material over which TCW asserts a proprietary interest is, if not a trade secret, not protected at all. *See AirDefense,*
26 *Inc. v. AirTight Networks, Inc.*, No. C 05-04615JF, 2006 WL 2092053, at *7 (N.D. Cal. July 26, 2006) (rejecting the assertion of a protected interest in a non-trade secret but purportedly
27 confidential customer list because in California, 'in the absence of a protectable trade secret,' the right to compete fairly outweighs the employer's right to protect its customer lists'") (alterations
28 omitted) (citing *Am. Credit Indemn. Co. v. Sacks*, 213 Cal. App. 3d 622, 633) (Cal. Ct. App. 1989)).

deriving from supposed value to the creator. *See, e.g., Bryant v. Mattel, Inc.*, No. CV 04-9049 DOC (RNBx), 2010 WL 3705668, at *22 (C.D. Cal. Aug. 2, 2010) (interpreting the *Silvaco* language to mean positive law based "on grounds that are *qualitatively different* from the grounds upon which trade secrets are considered property") (emphasis added).

Notwithstanding the clarity of state law, federal district courts interpreting CUTSA have reached somewhat different results. The better-reasoned decisions are those like *Gabriel Tech. Corp. v. Qualcomm Inc.*, No. 08cv1992-MMA(POR), 2009 WL 3326631, *13 (S.D. Cal. Sept. 3, 2009). There, Judge Anello held preempted the plaintiff's claims for tortious interference, conversion, unfair competition, and unjust enrichment because the common law claims "allege the same conduct that gives rise to the trade secrets claim." *Id.* The court agreed with the "majority of cases" that "whether allegedly misappropriated information constitutes a trade secret is irrelevant for preemption purposes because CUTSA preempts all claims based upon the unauthorized use of information, *even if the information does not meet the statutory definition of a trade secret.*" *Id.* at *11 (emphasis added).

Conversely, in *Leatt Corp. v. Innovative Safety Tech., LLC*, No. 09-CV-1301-IEG (POR), 2010 WL 2803947, at *6 (S.D. Cal. July 15, 2010), Judge Gonzales reached the opposite conclusion and held that claims were not preempted at the pleading stage "to the extent [they] are based upon non-trade secret information." But this Court is not bound by the federal decision in *Leatt*, and Judge Gonzales's reasoning is not persuasive at numerous levels.[19]

2. Counts Two Through Seven Are Preempted By CUTSA Because The Same Conduct Underpins All Claims

It is not difficult to see that the same conduct underpins the CUTSA and common law claims. Indeed, TCW explicitly alleges that "*all* the data, materials, methods and other

[19] First, *Leatt* notes that *Silvaco* allowed an unfair competition claim to go forward, *Leatt*, 2010 WL 2803947 at *6, n.5, but failed to recognize that *Silvaco* also held preempted claims that included but were not limited to trade secret misappropriation. *Silvaco*, 184 Cal. App. 4th at 237-41. *Silvaco* let the amended unfair competition claim proceed only because it was based on the violation of an injunction — conduct that has no relation to trade secret misappropriation. *Silvaco*, at 241-42. Second, the court failed to recognize the intended breadth of CUTSA preemption, as described in Section III.B.1, *supra*. Third, the cases upon which *Leatt* relies are all federal cases that ignore the California case law explicitly rejecting the alternative pleading argument. *Leatt*, 2010 WL 2803947 at *6.

information that Defendants misappropriated are trade secrets." Compl. ¶ 88 (emphasis added). A quick review of the other claims makes plain that all are preempted.

a. **Count Two - Business & Professions Code Section § 17200**

TCW's alleged bases for its section 17200 claim are as follows: (1) acts "based upon, but not limited to" misappropriation of trade secrets; Compl. ¶ 47; (2) violation of statutes "including but not limited to" misappropriation of trade secrets; *id.* ¶ 53; (3) violation of "the policy and spirit of the antitrust laws;" *id.* ¶ 54; (4) misleading investors by lying about the misappropriation of trade secrets and good will; *id.* ¶ 55; and (5) "exploiting . . . the benefits derived from" the original defendants' "breaches of fiduciary duty, interference with existing contracts and prospective economic advantage and conversion of TCW's good will and other valuable, confidential, proprietary[,] tangible and intangible assets." *Id.* ¶ 48. All are based on the same *factual* conduct as the alleged misappropriation.

The first basis is preempted because, as explained above, pleading that a claim is "based upon, but not limited to" misappropriation of trade secrets is insufficient to avoid preemption. *See Silvaco*, 184 Cal. App. 4th at 241 (holding UCL claim preempted where it alleged conduct "including, but not limited to the misappropriation and use of SILVACO trade secrets"). The second basis fails for the same reason.[20] The third basis is entirely conclusory, without any supporting facts. *See*, *e.g.*, *Ramirez v. Wong*, 188 Cal. App. 4th 1480, 1488 (Cal. Ct. App. 2010) (conclusory allegations will not withstand demurrer). As to the fourth basis — misleading investors — *Silvaco* has squarely held such a claim preempted as well. *See Silvaco*, 184 Cal. App. 4th at 236 (intentional and negligent misrepresentation claim, in which defendant allegedly "lied about its continuing use of" purportedly trade secret information, was preempted).

Finally, as for the fifth basis — benefitting from various forms of misconduct — TCW has never cited any precedent that merely benefitting from the misconduct of others qualifies as

[20] California Civil Code § 3426 and 18 U.S.C. §1832 are both trade secret statutes that clearly cannot form the basis of the UCL claim. California Penal Code § 502 and 18 U.S.C. § 1030 are both statutes that proscribe the wrongful use of computer data and information. The data at issue is, of course, the data TCW claims has been misappropriated, and that TCW alleges in the alternative is all trade secret. Finally, California Penal Code § 496 (receipt of stolen property) is discussed in more detail *infra*, but is likewise based on the same conduct as the misappropriation.

1 unfair competition, and it plainly does not. But even if it did so qualify, TCW alleges no
2 actionable conduct apart from misappropriation, so the claim is preempted in any event.
3 As to conversion, TCW alleges no distinct *factual* conduct between the conversion of
4 trade secret and non-trade secret material. To the contrary, as noted above, TCW alleges that "*all*
5 the data, materials, methods, and other information that Defendants misappropriated are trade
6 secrets." Compl. ¶ 88 (emphasis added). The same conduct thus underpins the conversion and
7 misappropriation claims, but the "bare allegation that [plaintiff] seek[s] recovery only as to
8 intellectual property not constituting trade secrets is insufficient to save this claim from
9 preemption." *Silvaco*, 184 Cal. App. 4th at 239, n.22 (conversion claim preempted even if
10 information converted is not trade secret); *Gabriel Tech.*, 2009 WL 3326631, at *12 (conversion
11 claim preempted even "[t]o the extent that . . . proprietary and confidential information . . . do
12 not constitute trade secrets"). In addition, a section 17200 claim based on conversion of good
13 will is not available as a matter of law. *See Citizens of Humanity v. Costco Wholesale Corp.*, 171
14 Cal. App. 4th 1, 22 (Cal. Ct. App. 2009) (loss of good will does not constitute loss of money or
15 property sufficient to confer standing to bring a claim for injunctive or restitutionary relief under
16 the UCL).
17 As to receiving the benefits of breaches of fiduciary duty and interference with existing
18 contracts and prospective economic advantage, that conduct too sufficiently overlaps with the
19 misappropriation so as to preempt the claim. *Farhang v. Indian Inst. of Tech., Kharagpur*, No. C-
20 08-02658 RMW, 2010 WL 2228936, at *11 (N.D. Cal. June 1, 2010) is instructive. There, the
21 plaintiff contended that the defendants misappropriated trade secret IP and breached their
22 fiduciary duty by, *inter alia*, "using plaintiffs' business resources, business guidance, staff, and
23 time to further a project for their own benefit." *Id.* The Northern District of California agreed
24 that CUTSA entirely preempted the fiduciary duty claim, even though it was "based [in part] on
25 the use of plaintiffs' resources and time, not use of" trade secrets. *Id.*

26 > [M]ere use of plaintiffs' resources and time, standing alone, does
27 > not give rise to a cause of action. The crux of plaintiffs' claim is
> their allegation that defendants used these resources to develop and
> exploit plaintiffs' IP for their own benefit. Thus, plaintiff' claim . .
28 > . is also based on the same nucleus of facts as their trade secret

claim and cannot escape preemption merely because it includes 'something more.'

Id. (quoting *K.C. Multimedia*, 171 Cal. App. 4th at 957-58). Similarly, here the breach and interference claims are based on the "secret[] plan[] to create a new company . . . for the precise purpose of unfairly competing with TCW" by using TCW trade secrets. Compl. ¶ 49. But a secret plan to create a company, indeed even a "formation of a potentially competing corporation," does not, standing alone, "breach a duty to [the] employer." *Mamou v. Trendwest Resorts, Inc.*, 165 Cal. App. 4th 686, 719 (Cal. Ct. App. 2008). Thus, as in *Farhang*, the crux of the allegation is that Defendants created the Trust *in order to* exploit TCW trade secrets. The interference and breach of fiduciary-based claims are preempted.[21]

b. Count Three - Common Law Unfair Competition

TCW alleges that the Trust committed common law unfair competition by (1) "misappropriating TCW's trade secrets and misappropriating TCW property and concepts"; and (2) "exploiting, through its agent DoubleLine, the benefits derived from the breaches of fiduciary duty, interference with contracts and prospective economic advantage and conversion of TCW's good will and other valuable, confidential, proprietary[,] tangible and intangible assets." *See* Compl. ¶¶ 63-64. For the same reasons as with the UCL claim, Count Three is preempted.

c. Count Four - Conspiracy to Steal, Convert and Use Good Will and to Steal, Convert and Use Trade Secrets and Other Confidential, Proprietary and Valuable Information

TCW here alleges that the original defendants conspired "to exploit the good will, trade secrets, and other confidential, proprietary and valuable information they had stolen from TCW" and that the Trust then "joined the conspiracy to acquire and use trade secrets and the opportunities and good will of TCW." Compl. ¶¶ 70-74. This claim — which seeks "something more than trade secret relief" for the same underlying conduct — is precisely the kind *K.C. Multimedia* determined that the CUTSA preempted. *See* 171 Cal. App. 4th at 958.

[21] Moreover, the only referenced underlying acts *other* than misappropriation relate to conduct committed by the *original* defendants prior to the creation of the Trust. *See* Compl. ¶ 49. But TCW cannot establish that an unfair competition claim may be based on merely *benefitting* from someone else's misconduct.

d. **Count Five - Aiding and Abetting the Theft and Use of Good Will, the Theft and Use [of] Trade Secrets, and Other Confidential, Proprietary and Valuable Information and the Violation of Business & Professions Code § 17200**

In this claim, TCW claims that the Trust aided and abetted the original defendants' "misappropriat[ion of] TCW's opportunities, good will, trade secrets and non-trade secret confidential and proprietary information and methods." Compl. ¶¶ 80, 82. This too is a "something more" claim that is barred by CUTSA. *See K.C. Multimedia*, 171 Cal. App. 4th at 960 (claim for aiding and abetting a breach of the duty of confidence was preempted).

e. **Count Six - Unjust Enrichment**

In Count Six, TCW alleges that the Trust is unjustly benefitting from the use of TCW "data, materials and other information," which are "all" trade secrets, or, in the alternative, otherwise "confidential and proprietary," and TCW's good will. Compl. ¶¶ 88-89. As the *facts* underlying the allegations of the use of good will and non-trade secret information are "no more than a restatement of the same operative facts which plainly describe trade secret misappropriation," this claim, too, is preempted.[22] *Gabriel Tech.*, 2009 WL 3326631, at *11 (unjust enrichment claim preempted).

f. **Count Seven - Violation of Penal Code § 496**

Finally, Count Seven is not even a "something more" claim. The only basis for TCW's Penal Code claim is that "Defendants received, concealed or withheld the stolen property or aided in receiving, concealing, or withholding the stolen property from TCW." Compl. ¶ 94. The "stolen material" is defined one paragraph earlier as "TCW trade secrets and other valuable and confidential data and methods." Compl. ¶ 93. There is literally no distinction between the operative facts of the Penal Code claim and the misappropriation claim.

Defendants anticipate that TCW will rehash its earlier argument that this claim is not

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[22] Indeed, TCW's definition of "goodwill" to include the track record, relationships, and intellectual talent of the former TCW employees, Compl. ¶ 50, plainly describes matters that belong to departing employees, not to the employer, under settled California law protecting the rights of employee mobility. *See, e.g.*, *Ret. Grp. v. Galante*, 176 Cal. App. 4th 1226, 1237 (Cal. Ct. App. 2009) (a "former employee may use general knowledge, skill, and experience acquired in his or her former employment in competition with a former employer") (internal citations omitted).

preempted because there is a difference between theft and receipt. Such a distinction is entirely beside the point because the Trust is not alleged to have stolen anything. Rather, TCW's claim for trade secret misappropriation against the Trust is that it made use of the TCW trade secrets that had previously been stolen by the original defendants. Compl. ¶¶ 38-42. This is the exact same conduct that makes up Count Seven, which is therefore preempted.

3. Preemption Can And Should Be Resolved At The Demurrer Stage

California law is clear that CUTSA preemption is appropriate to determine at the pleading stage. The *Silvaco* court affirmed the trial court's preemption ruling on demurrer and expressly noted a "divergence between the law of this state and the pleading rules applied" in certain federal cases, in which dismissal on preemption grounds was found "'premature.'" 184 Cal. App. 4th at 238. It held that "the courts of this state will not hear a party defend a pleading by speculating about what *may* emerge as its 'basis.'" *Id.* at 239. In *K.C. Multimedia*, although the issue was not raised until the eve of trial, the trial court made its determination based solely on the *allegations* in the fifth amended complaint, not on any evidence, and the Court of Appeal in affirming explicitly made clear that preemption "[d]epend[s] on the particular facts *pleaded.*" 171 Cal. App. 4th at 958 (emphasis added). In fact, because, as discussed, CUTSA preempts all common law claims related to theft or misuse of confidential information, "CUTSA preemption does not require that the trade secret claim be *pled* in order for preemption to exist." *Mattel, Inc. v. MGA Entm't, Inc.*, No. CV 04-9049 DOC (RNBx), 2010 WL 3705866, at *2 (C.D. Cal. Sept. 4, 2010) (emphasis in original).

In short, under California law, "the preemption issue may be determined properly" on the pleadings. *Gabriel Tech.*, 2009 WL 3326631, at *11.

IV. CONCLUSION

The Court should sustain the demurrer and, because this is effectively the fourth pleading in which TCW has attempted to state these claims (counting also the effort in the *Gundlach* matter), should do so without leave to amend.

Dated: December 9, 2010

KENDALL BRILL & KLIEGER LLP

By: 

Richard B. Kendall
Robert N. Klieger

ROPES & GRAY LLP
Robert G. Jones
Alison E.H. McLaughlin

Attorneys for Defendants DoubleLine Funds Trust, Joseph J. Ciprari, John C. Salter, Robert J. Untracht, and Raymond B. Woolson


LEXISNEXIS' FILE & SERVE
34785243
E-SERVICE
Dec 9 2010
6:32PM

ROPES & GRAY LLP
Robert G. Jones (pro hac vice pending)
robert.jones@ropesgray.com
Alison E.H. McLaughlin (222134)
alison.mclaughlin@ropesgray.com
Prudential Tower
800 Boylston Street
Boston, Massachusetts 02199-3600
Telephone: (617) 951-7000
Facsimile: (617) 951-7050

KENDALL BRILL & KLIEGER LLP
Richard B. Kendall (90072)
rkendall@kbkfirm.com
Robert N. Klieger (192962)
rklieger@kbkfirm.com
10100 Santa Monica Blvd., Suite 1725
Los Angeles, California 90067
Telephone: (310) 556-2700
Facsimile: (310) 556-2705

Attorneys for Defendants DoubleLine Funds Trust, Joseph J. Ciprari, John C. Salter, Robert J. Untracht, and Raymond B. Woolson

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF LOS ANGELES, CENTRAL CIVIL WEST

TRUST COMPANY OF THE WEST, a California Corporation,

Plaintiff,

v.

DOUBLELINE FUNDS TRUST, a Delaware Statutory Trust; JOSEPH J. CIPRARI, an individual; JOHN C. SALTER, an individual; ROBERT J. UNTRACHT, an individual; RAYMOND B. WOOLSON, an individual; and DOE DEFENDANTS 1 THROUGH 10,

Defendants.

Case No. BC450413

[Assigned to Hon. Carl J. West]

NOTICE OF DEMURRER AND DEMURRER OF DEFENDANTS JOSEPH J. CIPRARI, JOHN C. SALTER, ROBERT J. UNTRACHT, AND RAYMOND B. WOOLSON TO COMPLAINT; MEMORANDUM OF POINTS AND AUTHORITIES

Date: January 6, 2011
Time: 3:00 p.m.
Dept.: 322

Action Filed: December 1, 2010
Trial Date: None Set

1 **TO TRUST COMPANY OF THE WEST AND ITS COUNSEL OF RECORD:**

2 **PLEASE TAKE NOTICE THAT** on January 6, 2011, at 3:00 p.m., or as soon thereafter
3 as counsel may be heard, in Department 322 of the above-captioned Court, located at 600 S.
4 Commonwealth Avenue, Los Angeles, California, Defendants Joseph J. Ciprari, John C. Salter,
5 Robert J. Untracht, and Raymond B. Woolson (the "Independent Trustees") will and hereby do
6 demur to the Complaint filed by Plaintiff Trust Company of the West pursuant to Sections 430.10,
7 *et seq.*, of the California Code of Civil Procedure.

8 This demurrer is based on the attached demurrer and memorandum of points and
9 authorities; the demurrer and memorandum of points and authorities of Defendant DoubleLine
10 Funds Trust, in which the Independent Trustees hereby join; all of the pleadings, files, and records
11 in this proceeding; all other matters of which the Court may take judicial notice; and any argument
12 and evidence that may be presented to or considered by the Court prior to its ruling.

13

14 Dated: December 9, 2010 KENDALL BRILL & KLIEGER LLP

15

16 

By: ______________________
17 Richard B. Kendall
Robert N. Klieger

18 ROPES & GRAY LLP
19 Robert G. Jones
20 Alison E.H. McLaughlin

21 Attorneys for Defendants DoubleLine Funds
Trust, Joseph J. Ciprari, John C. Salter, Robert J.
22 Untracht, and Raymond B. Woolson

23
24
25
26
27
28

DEMURRER

Pursuant to Sections 430.10, *et seq.*, of the California Code of Civil Procedure, Defendants Joseph J. Ciprari, John C. Salter, Robert J. Untracht, and Raymond B. Woolson (the "Independent Trustees") join in the demurrer of Defendant DoubleLine Funds Trust to the Complaint of Plaintiff Trust Company of the West ("TCW"). The Independent Trustees further demur generally to the Complaint on the following grounds:

DEMURRER TO THE FIRST CAUSE OF ACTION

(Misappropriation of Trade Secrets)

1. The Independent Trustees demur to the First Cause of Action, for misappropriation of trade secrets, on the ground that TCW has not alleged facts adequate to establish that the Independent Trustees, or any of them, acquired, disclosed, or used any of TCW's alleged trade secrets.

DEMURRER TO THE SECOND CAUSE OF ACTION

(*Bus. & Prof. Code* § 17200)

2. The Independent Trustees demur to the Second Cause of Action, for violation of Section 17200 of the Business and Professions Code, on the grounds that (a) the claim is preempted by the California Uniform Trade Secrets Act ("CUTSA"); and (b) TCW has not alleged facts adequate to establish that the Independent Trustees, or any of them, engaged in any unlawful, unfair, or deceptive conduct.

DEMURRER TO THE THIRD CAUSE OF ACTION

(Common Law Unfair Competition)

3. The Independent Trustees demur to the Third Cause of Action, for common law unfair competition, on the grounds that (a) the claim is preempted by CUTSA; and (b) TCW has not alleged facts adequate to establish that the Independent Trustees, or any of them, engaged in any acts constituting unfair competition under California common law.

DEMURRER TO THE FOURTH CAUSE OF ACTION

(Conspiracy)

4. The Independent Trustees demur to the Fourth Cause of Action, for conspiracy, on the grounds that (a) the claim is preempted by CUTSA; (b) civil conspiracy is not a separate and distinct cause of action under California law; and (c) TCW has not alleged facts adequate to establish that the Independent Trustees, or any of them, had actual knowledge of the alleged tortious scheme or intended to aid in the commission of the tort.

DEMURRER TO THE FIFTH CAUSE OF ACTION

(Aiding and Abetting)

5. The Independent Trustees demur to the Fifth Cause of Action, for aiding and abetting, on the grounds that (a) the claim is preempted by CUTSA; and (b) TCW has not alleged facts adequate to establish that the Independent Trustees, or any of them, had knowledge of the alleged torts or substantially assisted in the commission of those torts.

DEMURRER TO THE SEVENTH CAUSE OF ACTION

(Violation of Penal Code § 496)

6. The Independent Trustees demur to the Seventh Cause of Action, for misappropriation of trade secrets, on the grounds that (a) the claim is preempted by CUTSA; and (b) TCW has not alleged facts adequate to establish that the Independent Trustees, or any of them, came into possession of any stolen property.

WHEREFORE, the Independent Trustees pray that:

1. The demurrer be sustained as requested; and
2. The Court grant such other and further relief as the Court may deem proper.

Dated: December 9, 2010

KENDALL BRILL & KLIEGER LLP

By: 

Richard B. Kendall
Robert N. Klieger

ROPES & GRAY LLP
Robert G. Jones
Alison E.H. McLaughlin

Attorneys for Defendants DoubleLine Funds Trust, Joseph J. Ciprari, John C. Salter, Robert J. Untracht, and Raymond B. Woolson

I. INTRODUCTION

On or about September 22, 2010, plaintiff Trust Company of the West ("TCW") lodged a motion to amend its complaint in the prior action to add five new defendants: DoubleLine Funds Trust (the "Trust"), Joseph J. Ciprari, John C. Salter, Robert J. Untracht, and Raymond B. Woolson. The Trust is a registered investment company under the Investment Company Act of 1940 (the "ICA") and is comprised of three separate mutual funds (the "Funds"). Gundlach formed the Trust and designated DoubleLine Capital LP (the "Adviser") as its investment adviser in or about January 2010. Ciprari, Salter, Untracht, and Woolson (collectively, the "Independent Trustees") are independent trustees of the Trust who were elected months later by the Funds' shareholders. In its proposed amended complaint, TCW sought to charge the Trust and each of the Independent Trustees with misappropriation of trade secrets and related claims based upon the Adviser's alleged use of TCW's confidential and proprietary data in the course of rendering services to the Trust.[1]

On December 1, 2010, several days after the hearing on TCW's motion to amend and before the Court had ruled on that motion, TCW filed its claims against the Trust and Independent Trustees in this new action. TCW did not seek leave to file its Complaint under seal, nor did it afford the Trust advance notice of its intended filing so that the Trust could seek such an order. Instead, TCW publicly filed the instant Complaint and issued a press release announcing the new claims, by which it seeks, *inter alia*, to declare a constructive trust over the assets of the Funds and to enjoin the Funds from operating for a period of not less than six months.

TCW does not, because it cannot, allege facts sufficient to state viable causes of action for relief against either the Trust or the Independent Trustees. The Trust is concurrently filing a demurrer to the Complaint (the "Trust's Demurrer") and a motion to strike TCW's prayers for relief that would not be available to TCW even if it prevailed on the claims. The Independent

---

[1] The Court instructed that TCW lodge, rather than file, its motion to amend pending consideration of a motion to seal in light of the impact the mere filing of those claims could have on the Funds and their investors.

Trustees join in the Trust's Demurrer, and further demur to the Complaint on the grounds set forth herein.

II. ALLEGATIONS OF THE COMPLAINT[2]

Gundlach was a director of TCW and its Chief Investment Officer until December 9, 2009. Compl. ¶ 1. While still an officer, director, and employee of TCW, Gundlach and several other TCW employees, who are referred to collectively in the Complaint as the "Co-Conspirators," allegedly stole confidential and proprietary data from TCW, including certain purported trade secrets. *Id.* ¶¶ 1, 21. On January 11, 2010, following his departure from TCW, Gundlach formed the Trust, allegedly for the purpose of marketing mutual funds in competition with TCW while using the confidential and proprietary information that Gundlach and the other Co-Conspirators had stolen from TCW. *Id.* ¶ 3. Also on or about January 11, 2010, Gundlach designated the Adviser as the investment adviser to the Funds. *Id.* ¶ 5. The Adviser is allegedly using misappropriated confidential and trade secret information in advising the Funds. *Id.* ¶ 39.

Gundlach and an unnamed "longtime associate" were the only trustees of the Trust through at least March 2010. *Id.* ¶¶ 5; *see also id.* ¶ 16; *see also id.* ¶ 36. In or about April 2010, Gundlach caused a shareholder election to occur, the purpose of which was to elect four additional trustees who would serve as independent trustees for purposes of the ICA. *Id.* ¶ 36. Ciprari, Salter, Untracht, and Woolson were elected as the Trust's independent trustees. *Id.*

By letter dated April 22, 2010, TCW informed the trustees that TCW had discovered forensic evidence that the Adviser, Gundlach, and the other Co-Conspirators had misappropriated proprietary and confidential information from TCW. *Id.* ¶ 41. The Trust has nonetheless continued to use the services of the Adviser and Gundlach. *Id.* ¶¶ 20, 41.

III. ANALYSIS

"A demurrer is properly granted when the pleadings fail to state facts sufficient to constitute a cause of action." *Washington v. Cnty. of Contra Costa*, 38 Cal. App. 4th 890, 895

---

[2] The allegations in TCW's Complaint are accepted as true solely for purposes of this demurrer.

(Cal. Ct. App. 1995). Facts not alleged in the complaint or its attachments are "presumed not to exist." *C&H Foods Co. v. Hartford Ins. Co.*, 163 Cal. App. 3d 1055, 1062 (Cal. Ct. App. 1984). In addition, "contentions, deductions or conclusions of fact or law alleged in the complaint are not considered in judging its sufficiency." *Id.*; *see also Bradler v. Craig*, 274 Cal. App. 2d 466, 475 (Cal. Ct. App. 1969) (disregarding conclusory allegation in sustaining demurrer). As discussed below, TCW's causes of action against the Independent Trustees are, without exception, based upon no more than conclusory allegations unsupported by any facts and therefore cannot survive this demurrer.

A. The Complaint Fails To State A Cause Of Action Against The Independent Trustees For Misappropriation Of Trade Secrets

TCW's First Cause of Action, for alleged misappropriation of trade secrets, fails to state a cause of action against the Independent Trustees for the same reasons it fails to state a cause of action against the Trust itself. Those reasons are set forth in the Trust's Demurrer, in which the Independent Trustees join.

Even if TCW has adequately pleaded its trade secret misappropriation claim against the Trust, the allegations are not sufficient to state a cause of action against the Independent Trustees. Under the California Uniform Trade Secrets Act ("CUTSA"), misappropriation of a trade secret can be achieved through three types of conduct: "[a]cquisition," "[d]isclosure," or "[u]se." Cal. Civ. Code § 3426.1(b) (defining misappropriation). TCW has not adequately alleged that the Independent Trustees, or any of them, have acquired, disclosed, or used TCW's alleged trade secrets.

A person does not "acquire" a claimed trade secret unless he or she actually comes into possession of the trade secret. *See Silvaco Data Sys. v. Intel Corp.*, 184 Cal. App. 4th 210, 223 (Cal. Ct. App. 2010) ("We need not decide the outer limits of acquisition as contemplated by the CUTSA . . . or there is no suggestion here of acquisition even in the broadest sense, i.e., that [defendant] ever came into possession of the source code constituting the claimed trade secrets."). Although TCW makes the conclusory allegation that "the Trustees have directly acquired" TCW's alleged trade secrets, Compl. ¶ 42, TCW does not plead any *facts* to support this statement. To the

1 contrary, TCW alleges only that the Trust's "retained advisers"—*i.e.*, the Adviser, Gundlach, and
2 the other Co-Conspirators—"have in their possession, custody and control . . . devices and
3 documents containing TCW confidential and proprietary information." *Id.* ¶ 41. TCW does not
4 allege that the Trust, much less any of the Independent Trustees, possesses any trade secrets, and
5 the Complaint therefore fails to state a cause of action for misappropriation based on acquisition.
6 TCW also does not allege that the Independent Trustees have disclosed TCW's alleged
7 trade secrets to anyone. Indeed, TCW's failure to plead that the Independent Trustees ever
8 possessed the alleged trade secrets is itself fatal to a cause of action based on disclosure. *See*
9 *Silvaco*, 184 Cal. App. 4th at 222 ("There is no suggestion that [defendant] ever *disclosed*
10 [plaintiff's] source code to anyone, and it is difficult to see how it might have done so since there
11 is no evidence that it ever had the source code to disclose.").
12 Finally, TCW has not pleaded any facts in support of its conclusory assertion that "the
13 Trustees . . . used and are using TCW's confidential and trade secret information." Compl. ¶ 42.
14 To the contrary, TCW alleges only that "Gundlach and others at DoubleLine are using TCW's
15 trade secret information in advising and managing the Funds," and not that the Trust is itself using
16 any trade secret information. *Id.* The only ground pleaded by TCW for imputing this use to the
17 Trust or the Independent Trustees is that the Adviser is acting as a purported "agent" of the Trust.
18 *Id.*; *see also id.* ¶ 11 ("DoubleLine acted at all relevant times as the agent of the Trust.").
19 However, even assuming TCW has adequately pleaded the existence of an agency relationship
20 between the Adviser and the Trust, and even assuming that alleged misappropriation by an agent
21 (the Adviser) is imputed to its principal (the Trust), TCW has not pleaded the existence of any
22 agency relationship between the Adviser and the Independent Trustees. Consequently, TCW
23 cannot state a misappropriation claim based on use.
24 The Court of Appeal decision in *PMC, Inc. v. Kadisha*, 78 Cal. App. 4th 1368 (Cal. Ct.
25 App. 2000), does not support a different result. The court in that case held that a shareholder,
26 officer, or director of a corporation may be held personally liable for misappropriation of trade
27 secrets if (1) the corporation is misappropriating trade secrets; (2) the shareholder, officer, or
28 director is aware of ongoing misappropriation; and (3) the shareholder, officer, or director fails to

put a stop to the misappropriation. *Id.* at 1385-88. TCW, however, has not adequately pleaded any of these elements:

First, TCW has not alleged that the Trust, as opposed to the Adviser, ever possessed, disclosed, or used TCW's alleged trade secrets.

Second, TCW's contention that the Independent Trustees are aware of ongoing misappropriation rests on (a) the Trust's March 5, 2010 disclosure "that its managers would use TCW analytical methods" and (b) a letter dated April 22, 2010, by which TCW purportedly "informed the Trustees . . . that TCW had discovered incontrovertible forensic evidence that DoubleLine, Gundlach and the other Co-Conspirators misappropriated the equivalent of nine *million* pages of proprietary and confidential information from TCW." Compl. ¶¶ 40-41. Even setting aside the fact that the March 5, 2010 disclosure statement concerning the Adviser's "analytical methods" says nothing about the intended use of any trade secrets, that disclosure was made *before* the Independent Trustees were elected. *See id.* ¶ 36 ("[i]n or about April 2010, Gundlach caused a shareholder election to occur, the purpose of which was to elect four 'independent' Trustees"). The April 22, 2010 letter afforded the Independent Trustees at most notice of TCW's *contention* that the Adviser had misappropriated trade secrets, and not actual knowledge of any ongoing misappropriation. *See Silvaco*, 184 Cal. App. 4th at 230 (rejecting plaintiff's suggestion that one must desist from using software upon receipt of a claim that the software was compiled from stolen source code).

Third, TCW has not alleged how any of the Independent Trustees could have put a stop to the alleged misappropriation in any event. To the contrary, TCW pleads that a quorum of Trustees, including "at least two of" the Independent Trustees, must vote to terminate the Trust's investment adviser. *Id.* ¶¶ 19-20. In other words, no Independent Trustee acting alone can terminate the Adviser and thereby put an end to the alleged misappropriation. TCW's allegation that "on information and belief, the Trust has not terminated" the Adviser, *id.* ¶ 20, therefore says nothing about how any one of the Independent Trustees has voted or otherwise conducted himself.

For each of these reasons, TCW has failed to state a cause of action against the Independent Trustees for trade secret misappropriation.

B. The Complaint Fails To State A Cause Of Action Against The Independent Trustees For Violations Of Business & Professions Code § 17200

TCW's Second Cause of Action, for alleged violations of Section 17200 of the Business and Professions Code, fails to state a cause of action against the Independent Trustees for the same reasons it fails to state a cause of action against the Trust itself. Those reasons are set forth in the Trust's Demurrer, in which the Independent Trustees join.

Even if TCW has adequately pleaded its Section 17200 claim against the Trust, the allegations are not sufficient to state a cause of action against the Independent Trustees. Indeed, aside from a conclusory allegation that "[t]he acts of the Trust and its Trustees . . . constitute unlawful, unfair and deceptive business practices," Compl. ¶ 47, all of TCW's allegations are directed at the Trust as opposed to the Independent Trustees. Specifically, TCW alleges:

- "[t]he acts *of the Trust*, as herein alleged, are unlawful because they violate federal and state statutes" *id.* ¶ 53 (emphasis added);
- "[t]he acts *of the Trust*, as herein alleged, are unfair because they violate the policy and spirit of the antitrust laws" *id.* ¶ 54 (emphasis added);
- "[t]he acts *of the Trust*, as herein alleged, are deceptive because the Trust and its agent, DoubleLine, have presented those acts as vigorous and fair competition on the merits, when in fact they are both illegal and unfair" *id.* ¶ 55 (emphasis added);
- "[t]he unlawful, unfair and deceptive business practices *of the Trust* . . . presents a continuing threat to TCW's business and intellectual property portfolio" *id.* ¶ 56 (emphasis added);
- "[a]s a direct and proximate result of these acts, *the Trust* has been unjustly enriched" *id.* ¶ 57 (emphasis added);
- "[t]he unlawful, unfair and deceptive business practices *that the Trust has engaged in* have provided it a 'head start' that a new entrant company competing by legitimate means would not have" *id.* ¶ 58 (emphasis added); and
- "TCW has been irreparably injured *by the Trust's* unlawful, unfair and deceptive conduct as alleged herein" *id.* ¶ 59 (emphasis added).

Conspicuously absent from the Second Cause of Action are any comparable allegations directed at the Independent Trustees. Indeed, aside from the conclusory allegation above, TCW does not allege that any acts of the Independent Trustees, as opposed to the Trust, are unlawful, unfair, or deceptive, or that any Independent Trustee has been unjustly enriched. Moreover, in the final paragraph of its claim, TCW asserts only that "[t]he Court should find *that the Trust's actions* violate California Business & Professions Code § 17200, *et seq.*" *Id.* ¶ 60 (emphasis added). There is no similar suggestion that the Court should find that the actions *of the Independent Trustees* violate Section 17200, much less any factual allegations to support such a cause of action. Consequently, TCW has failed to state a cause of action against the Independent Trustees for violation of Section 17200.

C. The Complaint Fails To State A Cause Of Action Against The Independent Trustees For Common Law Unfair Competition

TCW's Third Cause of Action, for alleged common law unfair competition, fails to state a cause of action against the Independent Trustees for the same reasons it fails to state a cause of action against the Trust itself. Those reasons are set forth in the Trust's Demurrer, in which the Independent Trustees join.

Even if TCW has adequately pleaded its common law unfair competition claim against the Trust, the allegations are not sufficient to state a cause of action against the Independent Trustees. Just as with the Section 17200 claim, TCW's contentions in this Third Cause of Action are directed only at the Trust, and not the Independent Trustees. Specifically, TCW alleges:

- "*[t]he Trust's* illegal, unfair and deceptive conduct . . . has allowed the Trust to gain an unfair competitive advantage over TCW" Compl. ¶ 62 (emphasis added);
- "*[t]he Trust* has competed unfairly with TCW by misappropriating TCW's trade secrets and misappropriating TCW property and concepts" *id.* ¶ 63 (emphasis added);
- "*[t]he Trust* has also competed unfairly with TCW by exploiting, through its agent DoubleLine, the benefits derived from the breaches of fiduciary duty, interference with existing contracts and prospective economic advantage and conversion of TCW's good

will and other valuable, confidential, proprietary tangible and intangible assets" *id.* ¶ 64 (emphasis added); and

- "*[t]he Trust's* direct and unfair competition has deprived TCW of business, revenues and profits" *id.* ¶ 65 (emphasis added).

Again, there are no comparable allegations regarding the Independent Trustees. And, as above, the relief sought by TCW is directed solely at the Trust. TCW asserts that "[t]he Court should award TCW damages it has suffered *from the Trust's* unfair competition," that "TCW has been irreparably injured *by the Trust's* unlawful, unfair and deceptive conduct as alleged herein," and that TCW "will continue to be damaged until the unfair competition *by the Trust* is enjoined." *Id.* ¶¶ 66-67 (emphasis added). Consequently, TCW has failed to state a cause of action against the Independent Trustees for common law unfair competition.

D. The Complaint Fails To State A Cause Of Action Against The Independent Trustees For Conspiracy

TCW's Fourth Cause of Action, for conspiracy to steal, convert, and use good will, trade secrets, and other confidential, proprietary, and valuable information, fails to state a cause of action against the Independent Trustees for the same reasons it fails to state a cause of action against the Trust itself. Those reasons are set forth in the Trust's Demurrer, in which the Independent Trustees join.

Even if TCW has adequately pleaded a conspiracy claim against the Trust, TCW has failed to allege the essential elements with respect to the Independent Trustees. Liability premised on the existence of a civil conspiracy requires proof that the allegedly conspiring defendants (1) had "actual knowledge" of the tortious scheme and (2) intended to aid in the commission of the tort. *Kidron v. Movie Acquisition Corp.*, 40 Cal. App. 4th 1571, 1582 (Cal. Ct. App. 1996). TCW has not adequately alleged either element. With respect to the knowledge element, TCW alleges that "the Trustees had knowledge of the illegal actions of their Co-Conspirators because, for among other reasons, at least one of the Trustees, Gundlach, participated in the theft of the trade secrets." Compl. ¶ 71. Gundlach, however, was one of the *original* Trustees at the time of the Trust's formation, and not one of the Independent Trustees who were elected "[m]onths later" and are named as defendants in this action. *See id.* ¶ 5. TCW further alleges that "[a]s a direct result of Gundlach's influence and control over DoubleLine, the Trust and the Trustees, the Trust and each of the Trustees have actual knowledge of the illegal actions taken to acquire trade secrets." *Id.* ¶ 71. TCW does not explain, however, how Gundlach's alleged influence over the Independent Trustees translates into those Independent Trustees having actual knowledge of the alleged misappropriation of trade secrets.

Nor are the allegations sufficient to establish an intent by the Independent Trustees to aid in Gundlach's and the Adviser's misappropriation of trade secrets. The Complaint includes a conclusory allegation that "the Trustees have . . . joined in the conspiracy and have provided assistance and encouragement to the other Co-Conspirators in their ongoing illegal conduct." *Id.* ¶ 72. However, the conduct constituting this alleged assistance and encouragement—namely, the "creation of the Trust to market a group of fixed income mutual funds identical to the funds managed by TCW for the purpose of exploiting and benefiting from the stolen TCW property and information"—occurred months *before* the Independent Trustees' first alleged involvement with the Trust. *Id.* ¶ 70; *see also id.* ¶ 5 ("Gundlach created the trust on or about January 11, 2010" and "designated DoubleLine as the agent and adviser to the Funds"; "[m]onths later, Gundlach selected four other Trustees of the Trust."). TCW fails to identify any conduct in which the Independent Trustees engaged following their election "in or about April 2010," *id.* ¶ 36, with the intention of assisting any illegal conduct.[3]

For each of these reasons, TCW has failed to state a cause of action against the Independent Trustees for conspiracy.

[3] The mere fact that the Adviser continues to act as the investment adviser to the Trust does not support a conspiracy claim against even the Trust, much less the Independent Trustees. *See Kidron*, 40 Cal. App. 4th at 1590 ("An entity that engages in legitimate business with a party that is acting tortiously cannot be deemed a co-conspirator, absent clear evidence of an agreement to join in the tortious conduct.").

E. The Complaint Fails To State A Cause Of Action Against The Independent Trustees For Aiding And Abetting

TCW's Fifth Cause of Action, for aiding and abetting the theft and use of trade secrets and other confidential, proprietary, and valuable information and the violation of Section 17200, fails to state a cause of action against the Independent Trustees for the same reasons it fails to state a cause of action against the Trust itself. Those reasons are set forth in the Trust's Demurrer, in which the Independent Trustees join.

Even if TCW has adequately pleaded an aiding and abetting claim against the Trust, it has failed to allege the essential elements of the cause of action with respect to the Independent Trustees. Liability may be imposed for aiding and abetting the commission of an intentional tort if that person "knows the other's conduct constitutes a breach of duty and gives substantial assistance or encouragement to the other to so act." *Saunders v. Superior Court*, 27 Cal. App. 4th 832, 846 (Cal. Ct. App. 1994). TCW's allegations with respect to these elements are identical to those asserted in the conspiracy cause of action. Specifically, TCW alleges that the Independent Trustees had knowledge of the alleged tortious acts "because . . . at least one of the Trustees, Gundlach, participated in the theft of the trade secrets." Compl. ¶ 80. Gundlach, however, is not one of the Independent Trustees against whom this cause of action is asserted and thus his alleged knowledge says nothing of the Independent Trustees' knowledge and intent. Similarly, TCW's allegation that, in January 2011, "Gundlach created the Trust with the purpose of exploiting the stolen trade secrets and used his position as Trustee to designate DoubleLine as the investment adviser of the Trust" says nothing of how the Independent Trustees, who were elected "months later", substantially assisted Gundlach and the other Co-Conspirators in any illegal conduct. *Id; see also id.* ¶ 5.

Because TCW has not adequately pleaded the essential elements of aiding and abetting liability against the Independent Trustees, it has not stated a viable cause of action.

F. The Complaint Fails To State A Cause Of Action Against The Independent Trustees For Violation Of Penal Code § 496

TCW's Seventh Cause of Action, for alleged violation of Section 496 of the Penal Code, also fails to state a cause of action against the Independent Trustees for the same reasons it fails to state a cause of action against the Trust itself. Those reasons are set forth in the Trust's Demurrer, in which the Independent Trustees join.

Even if TCW has adequately pleaded its Section 496 claim against the Trust, its allegations are not sufficient to state a cause of action against the Independent Trustees. A person is not liable under Section 496 unless he or she "buys or receives property that has been stolen or that has been obtained in any manner constituting theft or extortion, knowing the property to be so stolen or obtained." Cal. Penal Code § 496(a). As discussed in Section III.A, *supra*, TCW has not alleged any facts to establish that the Independent Trustees have ever come into possession of the trade secrets or other confidential, proprietary, and valuable information that Gundlach and the other Co-Conspirators allegedly stole from TCW. TCW's failure to plead such facts is fatal to this Seventh Cause of Action.

IV. CONCLUSION

For the foregoing reasons, the Court should sustain the demurrer of the Independent Trustees to TCW's Complaint.

Dated: December 9, 2010

KENDALL BRILL & KLIEGER LLP

By: [signature]

Richard B. Kendall
Robert N. Klieger

ROPES & GRAY LLP
Robert G. Jones
Alison E.H. McLaughlin

Attorneys for Defendants DoubleLine Funds Trust, Joseph J. Ciprari, John C. Salter, Robert J. Untracht, and Raymond B. Woolson


35490185
E-SERVICE

Jan 20 2011
2:54PM

ORIGINAL FILED

JAN 20 2011

LOS ANGELES
SUPERIOR COURT

SUPERIOR COURT OF CALIFORNIA

COUNTY OF LOS ANGELES

TRUST COMPANY OF THE WEST, a California Corporation, Plaintiff, v. DOUBLELINE FUNDS TRUST, a Delaware Statutory Trust; JOSEPH J. CIPRARI, an individual; JOHN C. SALTER, an individual; ROBERT J. UNTRACHT, an individual; RAYMOND B. WOOLSON, an individual; and DOE DEFENDANTS 1 through 10, Defendants.	LASC Case No: BC450413 COURT'S RULING AND ORDER RE: DEFENDANTS' DEMURRERS AND MOTIONS TO STRIKE Hearing Date: January 6, 2011


RECEIVED
FEB 03 2011
OFFICE OF THE SECRETARY

I.

BACKGROUND

In the related case, *Trust Company of the West v. Jeffrey Gundlach, et al.*, LASC Case No. BC429385 (the "*Gundlach* Complaint"), Plaintiff Trust Company of the West ("TCW") brought suit against Defendant Jeffrey Gundlach ("Gundlach") and other former officers of TCW. TCW alleges that Gundlach was relieved of his duties as Chief Investment Officer on

December 4, 2009.[1] Within days of being relieved of his duties, Gundlach allegedly "was able to invite hundreds of TCW clients to webcasts in which he touted the capabilities of his new enterprise [DoubleLine Capital, LP] and disparaged those of his former employer."[2] TCW alleges that DoubleLine is actually the product of the Defendants' "theft of TCW property, fraud, and breach of fiduciary duty."[3]

TCW further alleges that while Gundlach was a director and senior officer of TCW (and thus, at a time when Gundlach owed TCW the fiduciary duties of honesty, loyalty, candor and full disclosure), he, along with other TCW fiduciaries, secretly organized DoubleLine in October 2009 and laid the groundwork for its launch.[4] According to TCW, "[t]hat groundwork included wholesale theft of vast quantities of TCW proprietary information, including essentially all the information that would be needed to start the new business, including detailed information about TCW's clients."[5] TCW alleges that Gundlach and the three other former officers of TCW (VanEvery, Santa Ana, and Mayberry) "are engaged in an ongoing pattern of wide-ranging, systematic unfair competition."[6]

Based on these and other allegations more fully set forth in the *Gundlach* Complaint, TCW asserted claims against Gundlach, VanEvery, Santa Ana, and Mayberry for breach of fiduciary duty, unfair competition, threatened and actual misappropriation of trade secrets,

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[1] *Gundlach* Complaint, ¶1.

[2] *Gundlach* Complaint, ¶1.

[3] *Gundlach* Complaint, ¶2.

[4] *Gundlach* Complaint, ¶2.

[5] *Gundlach* Complaint, ¶2.

[6] *Gundlach* Complaint, ¶3.

breach of confidence, intentional interference with contractual relations, intentional interference with prospective economic advantage, and civil conspiracy.

In November 2010, Plaintiff TCW moved for an order permitting it to file an amended First Amended Complaint ("FAC"), naming as Defendants DoubleLine Funds Trust ("the Trust"), Joseph J. Ciprari; John C. Salter; Robert J. Untracht; and Raymond B. Woolson (collectively, "the Trustees"), and certain new causes of action.

At the Court's hearing on November 30, 2010, the Court issued a tentative ruling denying the motion for leave to amend. The Court heard oral argument, and took the matter under submission. While under submission, TCW withdrew the motion for leave to amend, and filed the instant Complaint ("the Complaint") on December 1, 2010 against the Trust and the Trustees. The Complaint alleges the following causes of action:

1st Cause of Action - Misappropriation of trade secrets;

2nd Cause of Action - Violation of Business & Professions ("B&P") Code §17200;

3rd Cause of Action - Common law unfair competition;

4th Cause of Action - Conspiracy to steal, convert, and use TCW's good will, trade secrets and other confidential, proprietary and valuable information;

5th Cause of Action - Aiding and abetting the theft and use of good will trade secrets and other confidential, proprietary and valuable information and violation of B&P Code §17200;

6th Cause of Action - Unjust enrichment; and

7th Cause of Action - Violation of Penal Code §496.

Defendant Trust demurs to each of the claims asserted against it. Alternatively, the Trust moves to strike the relief requested at ¶¶3 and 4 of the Prayer – a constructive trust and an injunction preventing the Trust from operating for six (6) months. The individual Trustees have joined in the Trust's demurrer and motion to strike. The individual Trustees have also separately demurred to the Complaint.

For the reasons discussed *infra,* the demurrers are sustained, with leave to amend, with respect to the 1st, 2nd, 3rd, 4th, and 5th causes of action. The demurrers to the 6th and 7th causes of action are sustained, without leave to amend. The motion to strike ¶¶3 and 4 of the prayer is granted, without leave to amend. Upon amendment, the Court hereby orders the instant litigation stayed in its entirety, pending resolution of *Trust Company of the West v. Jeffrey Gundlach, et al.*, LASC Case No. BC429385.

II.

REQUEST FOR JUDICIAL NOTICE

The Defendants request judicial notice of the following:

A. Complaint filed by TCW on January 7, 2010 in *TCW v. Gundlach,* LASC Case No. BC429385;

B. Proposed Amended Complaint lodged under seal with the Court by TCW on October 22; 2010 in connection with TCW's motion for leave to amend in *TCW v. Gundlach*;

C. Proposed Amended Complaint lodged under seal with the Court by TCW on September 22, 2010 in *TCW v. Gundlach*;

D. Proposed Amended Complaint lodged under seal with the Court by TCW on July 26, 2010 in *TCW v. Gundlach*;

E. Form of Investment Advisory and Management Agreement between DoubleLine Funds Trust and DoubleLine Capital LP (the "IAMA"); and

F. The Declaration of Trust dated January 11, 2010.

The request is granted as to Exhibits A-D pursuant to Evidence Code §452(d), as these are records of the Court in the *Gundlach* litigation, and are subject to judicial notice under this section. The request is granted as to exhibits E and F pursuant to Evidence Code §452(h). These items have been filed with the Securities and Exchange Commission, and the Court can take judicial notice of the fact that these documents were filed with the SEC. However, the Court does not judicially notice the truth of the matters stated within these documents (nor as to the truth of the allegations in Exhibits A-D).

III.

DEMURRERS TO COMPLAINT

General standards on demurrer

The function of a demurrer is to test the legal sufficiency of a complaint, but not the truthfulness of the allegations. *Donabedian v. Mercury Ins. Co.* (2004) 116 Cal.App.4th 968, 994; Weil & Brown, Civ. Pro. Before Trial (The Rutter Group 2010 ¶7:5). The allegations of a complaint must be regarded as being true for purposes of ruling upon demurrers. *Dryden v. Tri-Valley Growers* (1977) 65 Cal. App. 3d 990, 998. Demurrers are to be sustained where a pleading fails to plead adequately any essential element of the cause of action. *Cantu v. Resolution Trust Corp.* (1992) 4 Cal.App.4th 857, 879-80.

"'A demurrer tests the pleadings alone and not the evidence or other extrinsic matters. Therefore, it lies only where the defects appear on the face of the pleading or are judicially noticed (Code Civ. Proc., §§ 430.30, 430.70). The only issue involved in a demurrer hearing is whether the complaint, as it stands, unconnected with extraneous matters, states a cause of action.'" *Hahn v. Mirda* (2007) 147 Cal.App.4th 740, 747. *Accord McKenney v. Purepac Pharmaceutical Co.* (2008) 162 Cal.App.4th 72, 79. When considering demurrers, courts read the allegations liberally and in context. *McKenney, supra,* 167 Cal.App.4th at 77; *Taylor v. City of Los Angeles Dept. of Water and Power* (2006) 144 Cal.App.4th 1216, 1228.

Discussion

a. Direct Misappropriation

Defendants first claim that TCW has failed to state a claim against the Trust and the four individual Trustees for DoubleLine's alleged misappropriation of TCW's trade secrets under a direct liability theory, pursuant to California's Uniform Trade Secrets Act, or "CUTSA", codified at Civil Code §3426, et seq. Specifically, Civil Code §3426.1(b) defines "misappropriation" as follows:

> (1) *Acquisition* of a trade secret of another by a person who knows or has reason to know that the trade secret was acquired by improper means; or
>
> (2) Disclosure or *use* of a trade secret of another without express or implied consent by a person who:
>
> (A) Used improper means to acquire knowledge of the trade secret; or
>
> (B) At the time of disclosure or use, knew or had reason to know that his or her knowledge of the trade secret was:
>
> (i) Derived from or through a person who had utilized improper means to acquire it;
>
> (ii) Acquired under circumstances giving rise to a duty to maintain its secrecy or limit its use; or
>
> (iii) Derived from or through a person who owed a duty to the person seeking relief to maintain its secrecy or limit its use; or
>
> (C) Before a material change of his or her position, knew or had reason to know that it was a trade secret and that knowledge of it had been acquired by accident or mistake. (Emphasis added.)

A recent case addressing misappropriation under CUTSA is *Silvaco Data Systems v. Intel Corp.* (2010) 184 Cal.App.4th 210. In *Silvaco,* a plaintiff software company sued defendant, a developer and manufacturer of integrated circuits, alleging that defendant had misappropriated certain trade secrets used by plaintiff in its software products in violation of CUTSA. Plaintiff claimed that defendant had used software acquired from plaintiff's competitor with knowledge that plaintiff had accused the competitor of incorporating source code, stolen from plaintiff, in its products. The trial court granted defendant's motion for summary judgment.

The Court of Appeal affirmed the judgment. The court held that one does not, by executing machine-readable software, "use" the underlying source code, nor does one acquire the requisite knowledge of any trade secrets embodied in that code. Liability under CUTSA, the Court determined, is not dependent on the defendant's comprehension of the trade secret but does require knowledge of it. The Court noted that so far as the record showed, defendant did not know, and had no way to get, the information constituting the trade secret. Defendant's only conduct in the matter was to run the software it acquired from the competitor —software which, according to plaintiff, incorporated or contained its trade secrets. That, the Court reasoned, did not constitute a use of plaintiff's source code under CUTSA. Plaintiff's non-CUTSA claims were all superseded by CUTSA, and none of them stated a cause of action independent of that act. Plaintiff lacked standing under the unfair competition law, as it offered no basis to suppose that it had alleged or could allege facts entitling it to restitution.

The *Silvaco* court stated that under CUTSA, "misappropriation of a trade secret may be achieved through three types of conduct: '[a]cquisition,' '[d]isclosure,' or '[u]se[].'" *Silvaco,* 184 Cal.App.4th at 222 (citing Civil Code §3426.1(b)). The Court noted that CUTSA does not define these terms, but rather left them to be adjudicated "in light of the purposes and other provisions of the act." *Id.*

The Court analyzed each of the alleged bases for liability under CUTSA. The Court first discussed "disclosure" and "acquisition." The Court stated that there was no evidence that Intel ever disclosed Silvaco's source code to anyone. Further, while the Court acknowledged that "acquisition" was a source of liability under CUTSA, there was no basis for finding that Intel "acquired" the source code constituting the trade secrets. The Court stated:

> One does not ordinarily "acquire" a thing inadvertently; the term implies conduct directed to that objective. The choice of that term over "receive" suggests that inadvertently coming into possession of a trade secret will not constitute acquisition. Thus one who passively receives a trade secret, but neither discloses nor uses it, would not be guilty of misappropriation. *Silvaco* at 223.

The *Silvaco* court next rejected the notion that the defendant's conduct constituted "use" under CUTSA, stating:

> One clearly engages in the "use" of a secret, in the ordinary sense, when one directly exploits it for his own advantage, e.g., by incorporating it into his own manufacturing technique or product. But "use" in the ordinary sense is not present when the conduct consists entirely of possessing, and taking advantage of, *something that was made* using the secret. One who bakes a pie from a recipe certainly engages in the "use" of the latter; but one who eats the pie does not, by virtue of that act alone, make "use" of the recipe in any ordinary sense, and this is true even if the baker is accused of stealing the recipe from a competitor, and the diner knows of that accusation. Yet this is substantially the same situation as when one runs software that was compiled from allegedly stolen source code. The source code is the recipe from which the pie (executable program) is baked (compiled). ....
>
> Strong considerations of public policy reinforce the commonsense conclusion that using a product does not constitute a "use" of trade secrets employed in its manufacture. If merely running finished software constituted a use of the source code from which it was compiled, then *every* purchaser of software would be exposed to liability if it were later alleged that the software was based in part upon purloined source code. This risk could be expected to inhibit software sales and discourage innovation to an extent far beyond the intentions and purpose of CUTSA. We therefore decline to hold that under the circumstances alleged and shown here, the mere execution of a software product constitutes "use" of the underlying source code for purposes of a misappropriation claim under CUTSA. *Silvaco,* 184 Cal.App.4th at 224.

Keeping in mind the definition of "misappropriation" under the Civil Code and its interpretation under *Silvaco,* the Court must review the pertinent allegations of the Complaint. Paragraph 5 of the complaint alleges in applicable part:

> The Trust is a Delaware statutory trust, doing business in the County of Los Angeles, through four funds: DoubleLine Total Return Bond Fund, the DoubleLine Core Fixed Income Fund, the DoubleLine Emerging Markets Fixed Income Fund and DoubleLine Multi-Asset Growth Fund (collectively, the "Funds"). Gundlach created the Trust on or about January 11, 2010 (within days

> of the filing of the complaint in *TCW v. Gundlach*). The Certificate of Trust shows Gundlach and a longtime associate and DoubleLine principal as the only Trustees at the time the Trust was created. Gundlach *controlled the decisions and conduct of the other Trustee*. On or about January 11, 2010, when the Trust was controlled exclusively by Gundlach, Gundlach designated defendant DoubleLine as the agent and adviser of the Funds, with Gundlach *and others he selected* serving as portfolio managers of the Funds. Months later, Gundlach selected four other Trustees of the Trust, *whom he knew he could influence and control,* to be presented as candidates in a shareholder election. These candidates were Joseph J. Ciprari, John C. Salter, Robert J. Utracht and Raymond B. Woolson (collectively, the "Trustees"). Each was subsequently elected as Trustee.[7]

Later on in the Complaint, ¶¶41-42 allege in applicable part:

> 41. In addition, **the Trust and each of its Trustees received explicit notice that their retained advisers and agents have in their possession, custody and control, and were using, devices and documents containing TCW confidential and proprietary information**. By letter dated April 22, 2010, TCW informed the Trustees of the Trust that TCW had discovered incontrovertible forensic evidence that DoubleLine, Gundlach, and the other Co-Conspirators misappropriated the equivalent of 9 *million* pages of proprietary and confidential information from TCW. After such notice, the Trust **continued to use the services** of DoubleLine and Gundlach. They have therefore ratified and adopted their wrongful conduct.
>
> 42. As a result of the foregoing, **the Trust itself and the Trustees** have directly **acquired, used and are using** TCW's confidential and trade secret information. **With the knowledge and agreement of each of the Trustees**, Gundlach and others at DoubleLine are **using** TCW's trade secret information in advising and managing the Funds. Because of DoubleLine's and Gundlach's acquisition and use of TCW's trade secrets on behalf of their principal, **the Trust and the Trustees acquired and are using, and therefore have misappropriated, TCW's trade secrets**.[8]

The crux of these allegations is that Gundlach created the Trust, and, acting in concert with the Trust and Gundlach, the Trust obtained TCW's confidential and proprietary information. Paragraph 42 stands out, as TCW alleges that the Trust itself and the Trustees have directly acquired, used and are using the trade secret information. However, while Plaintiff

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[7] Complaint, ¶5 (emphasis added).

[8] Complaint, ¶¶41-42 (bold and bold underlining added; italics in original).

TCW is not held to an exacting standard at the pleading stage, and while the Court recognizes that the factual plausibility of these allegations is irrelevant on demurrer, these allegations are conclusory and lack any specificity at all with respect to the alleged direct misappropriation. Accordingly, the demurrer is sustained, with thirty (30) days leave to amend, to allow TCW to allege a factual basis for the alleged direct misappropriation theory.

In granting leave to amend, the Court notes that *Silvaco* arose on a motion for summary judgment. As such, the *Silvaco* court had an evidentiary basis upon which to base its conclusion that Intel did not "use" the underlying trade-protected source code through the "mere execution" of the software product.

b. Liability of the Defendants on an "agency" theory (i.e., "vicarious misappropriation" liability)

An alternative basis for liability against the Trust and the Trustees, as raised by TCW, is premised on the assertion that DoubleLine was the "agent" of the Trust.[9] In *Silvaco*, the Court of Appeal stated in a footnote:

> Nothing said here should be taken to suggest that a defendant cannot be liable for misappropriation unless he *personally* possessed knowledge of the trade secret. He can of course acquire such knowledge, and indeed can conduct the entire misappropriation, *vicariously*, e.g., through an agent. *Silvaco*, 184 Cal.App.4th at 225, fn.7 (emphasis in original).

Critically, "[a]n agency relationship requires that the principal *has the right to control* the activities of the 'agent.'" *Valiyee v. Dept. of Motor Vehicles* (1999) 74 Cal.App.4th 1026, 1033; *Garcia v. W&W Comm. Develop., Inc.* (2010) 186 Cal.App.4th 1038, 1049.

With respect to Defendant Trust, Plaintiffs have alleged that "DoubleLine acted at all relevant times as the agent of the Trust."[10] Paragraph 12, however, in attempting to define the

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[9] Complaint, ¶¶11, 12.

[10] Complaint, ¶11.

scope of the IAMA (the Investment Advisory and Management Agreement by and between the Trust and DoubleLine), alleges that "[i]n addition to designating the *Trust* an agent of DoubleLine, the IAMA also enumerates the specific ways in which the Trust has the right to control and supervise DoubleLine's day-to-day conduct."[11]

The IAMA itself provides that the Adviser is an "independent contractor."[12] The IAMA also bestows on the Adviser the authority to perform various duties (such as managing the investment of each Fund's assets, placing orders for the purchase or sale of securities for each Fund's account, administering the day-to-day operations of each fund, furnishing to the Trust office space, and paying expenses in connection with these services) "*subject to the direction and supervision of the Trust's Board of Trustees* and in conformity with applicable laws, the Trust's Declaration of Trust..., Bylaws, Registration Statement, and stated investment objectives, policies and restrictions[.]"[13]

The Court finds the agency allegations are internally inconsistent with the IAMA, with other parts of the Complaint, and with the prior Proposed Amended Complaint the Court considered in connection with TCW's motion for leave to amend on November 30, 2010. The Complaint alleges that while DoubleLine "acted at all relevant times as the agent of the Trust",[14] the Complaint *also* alleges that the Trust is controlled by *Gundlach*. Paragraph 36 alleges that "[f]rom the creation of the Trust until the election of additional Trustees, Gundlach, founding Trustee, controlled it."[15] Moreover, the prior proposed pleading had alleged that the *Trust* was a

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[11] Complaint, ¶12.

[12] See Defendants' Request for Judicial Notice ("RJN"), Exh. E, ¶10.

[13] Defendants' RJN, Exh. E at ¶2(a)-(e) (emphasis added).

[14] Complaint, ¶11.

[15] Complaint, ¶36.

"mere instrumentality of Gundlach *and the other Original Defendants* who created it."[16] What compounds the confusion is ¶10 of the IAMA, stating the Adviser is an "independent contractor."[17] Moreover, the language at ¶2 (stating the Adviser is "subject to the direction and supervision" of the Trustees, does not imply that the Trust or Trustees have daily "control" over the Adviser sufficient to create an agency relationship. Based on the allegations of the Complaint and the excerpted provisions of the IAMA *supra,* the Court is not satisfied that the IAMA creates an agency relationship.

With respect to the Defendant Trust, the situation here appears to be the exact reverse of that presented in *Silvaco*. To the contrary, mutual funds are clients of the investment adviser. *Jones v. Harris Associates L.P.* (2010) 130 S.Ct. 1418, 1429. Further, while a plaintiff can plead alternative *theories* of recovery, its facts cannot be contradictory. *See Alfaro v. Cmty. Hous. Improvement Sys. & Planning Ass'n.* (2009) 171 Cal.App.4th 1356, 1381.

With respect to the Trustees specifically, it is also unclear from the face of the Complaint how they (separate and apart from the Trust) would be vicariously liable for misappropriation. The generic allegations of the Complaint for vicarious misappropriation liability against the Trust do not translate over to the Trustees (even assuming that a vicarious liability theory was otherwise sufficiently asserted against the Trust, which, as discussed *supra,* has not been adequately asserted, given the internal inconsistencies).

Paragraph 12, in relating the agency allegations as to the Trustees, alleges that "[t]he Adviser, *subject to the prior approval of the Trust's Board of Trustees*, may from time to time employ or associate itself with such person or persons as the Adviser may believe to be particularly fitted to assist it in the performance of this Agreement...." (Emphasis added.)

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[16] RJN, Exhibit B; Proposed Amended *Gundlach* Complaint, ¶158.

[17] RJN, Exh. E at ¶10.

Further, ¶35 alleges that "[a]s the founding Trustee, with life tenure, Gundlach exercised and exercises broad powers over the Trust, including (as recited in the Declaration of the Trust) exercising (along with the other Trustees) 'exclusive and absolute control over the Trust property and over the business of the Trust,' with 'full authority and power to make any and all investments which [Gundlach and his hand-picked Trustees], in their sole discretion, shall deem proper' and the power to select the officers of the Trust."[18]

These allegations are also insufficient to impose liability on the Trustees for a separate reason. In *PMC, Inc. v. Kadisha* (2000) 78 Cal.App.4th 1368, the Court of Appeal held in pertinent part that that a corporate officer or director could be liable for an intentional tort if: (1) the officer or director purchased or invested in the corporation the principal assets which were the result of unlawful conduct; (2) the officer or director took control of the corporation and appointed personnel to run the corporation which was engaging in unlawful conduct; and (3) the officer or director did so with knowledge or, with respect to trade secret misappropriation, when he or she had reason to know of the unlawful conduct.

Here again, there are insufficient factual allegations that the Trust, as opposed to the Adviser, ever possessed, disclosed, or used TCW's alleged trade secrets. Further, as to the Trustees' alleged "knowledge" by virtue of the March 5, 2010 disclosure statement, the Complaint itself alleges that the Trustees were elected in April 2010.[19] Thus, it is difficult to see how the Trustees could have had knowledge of the alleged misappropriation when, on the face of the pleading, they were not yet elected.

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[18] Complaint, ¶35.

[19] Complaint, ¶36.

For these reasons, the demurrer to the vicarious misappropriation allegations is well-taken as to both the Trust and the Trustees, and it is sustained, with thirty (30) days leave to amend.

c. Preemption by CUTSA of non-trade secret claims

Defendants next assert that CUTSA preempts the non-trade secret claims alleged therein.

In *K.C. Multimedia, Inc. v. Bank of America Technology & Operations, Inc.* (2009) 171 Cal.App.4th 939, the Court of Appeal addressed the preemption provision of CUTSA, noting in pertinent part:

> CUTSA includes a specific provision concerning preemption. That provision, section 3426.7, reads in pertinent part as follows: "(a) Except as otherwise expressly provided, this title does not supersede any statute relating to misappropriation of a trade secret, or any statute otherwise regulating trade secrets. [¶] (b) This title does not affect (1) contractual remedies, whether or not based upon misappropriation of a trade secret, (2) other civil remedies *that are not based upon misappropriation of a trade secret*, or (3) criminal remedies, whether or not based upon misappropriation of a trade secret." Section 3426.7 thus "expressly allows contractual and criminal remedies, whether or not based on trade secret misappropriation." [Citation.] "At the same time, §3426.7 implicitly *preempts* alternative civil remedies based on trade secret misappropriation." [Citation.] *K.C. Multimedia,* 171 Cal.App.4th at 954 (emphasis added).

Importantly, "[t]he preemption inquiry for those causes of action not specifically exempted by §3426.7(b) focuses on whether other claims are no more than a restatement of the same operative facts supporting trade secret misappropriation. If there is *no material distinction* between the wrongdoing alleged in a CUTSA claim and that alleged in a different claim, the CUTSA claim preempts the other claim." *Sleep Science Partners v. Lieberman* (N.D. Cal. May 10, 2010) No. 09-04200, 2010 U.S. Dist. LEXIS 45385 at *22 (emphasis added). *See also Leatt Corp. v. Innovative Safety Tech., LLC,* No. 09-CV-1301-IEG (POR), 2010 WL 2803947 at *6 (S.D. Cal. July 15, 2010).

Critically, however, the *K.C. Multimedia* court specifically noted that "[a]s reflected in case law decided under the California statute, the determination of *whether* a claim is based on

1 trade secret misappropriation *is largely factual*." *K.C. Multimedia, supra,* 171 Cal.App.4th at 954
2 (emphasis added). Importantly, *Silvaco* notes that if the information "is otherwise made property
3 by some provision of positive law," it would not be preempted. *Silvaco, supra,* at 239, n.22.

4 Ultimately, the question becomes whether the non-trade secret claims alleged in the
5 complaint (i.e., violation of Business & Professions Code §17200; common law unfair
6 competition; conspiracy to acquire and use good will, trade secrets and other confidential,
7 proprietary and valuable information; aiding and abetting the acquisition and use of good will,
8 trade secrets and other confidential, proprietary and valuable information; unjust enrichment; and
9 violation of Penal Code §496) seek civil remedies that "are not based upon misappropriation" of
10 TCW's alleged trade secrets.

11 Turning to the complaint, each of the proposed claims set forth above incorporates by
12 reference all prior allegations contained within the complaint.[20] TCW specifically alleges at ¶88
13 that "*all* the data, materials, methods and other information that Defendants misappropriated *are*
14 *trade secrets*. In the alternative, to the extent, if any, [sic] any of the misappropriated material is
15 not trade secret, DoubleLine, as the agent of the Trust, is using such valuable confidential and
16 proprietary data, information and methods for the benefit of its principal, the Trust."[21] It appears
17 that, on the face of the Complaint, there are at least significant elements of the proposed
18 additional claims which invoke the alleged misappropriation of TCW's trade secrets as a basis
19 for those claims.

20 Nevertheless, it should be emphasized that the preemption issues in *K.C. Multimedia*
21 were addressed in the defendant's trial brief, and the trial court ruled on preemption after hearing
22 motions in limine. Again, the *K.C. Multimedia* court specifically recognized that determining
23
24
25

[20] Complaint, ¶¶33, 46, 61, 68, 77, 87, and 92.

[21] Complaint, ¶88 (emphasis added).

whether a claim is based on trade secret misappropriation is largely *factual*. As discussed *supra*, this is a pleading motion, and discovery is still in its early stages. Given the recognition in *K.C. Multimedia* that determining preemption of CUTSA is "largely factual," it would be premature to outright bar these claims at this time.

In sum, TCW will have to prove that the information was trade secret, or was otherwise confidential information, at the appropriate time. It may very well be that the crux of the non-misappropriation claims are, in fact, barred under CUTSA. However, at the pleading stage and under the allegations of the Complaint, the Court cannot find, as a matter of law, that the non-CUTSA claims are preempted.

However, it is still unclear to the Court exactly how the non-CUTSA claims are not based on misappropriation of trade secrets. The "preemption" demurrer is also sustained, with thirty (30) days leave to amend, to allow TCW to more precisely allege how the non-CUTSA claims are different in kind than the CUTSA claim.

d. Remaining claims against the Individual Trustees

The Individual Trustees have alternatively demurred to the remaining individual claims for violation of the UCL and common law unfair competition on grounds that TCW's claims are directed at the Trust, and not the Trustees. Reviewing the Complaint, it is true that many of the allegations in the specific causes of action are directed at the conduct of the Trust, as opposed to the Trustees.[22] While these claims attempt to incorporate by reference some of the earlier allegations in the Complaint as to the Individual Trustees, it is not clear what is specifically being alleged against the Trustees. The demurrer to the UCL and common law unfair competition claims is sustained, with thirty (30) days leave to amend.

---

[22] See, e.g., ¶¶53-60 (UCL claim); ¶¶62-67 (common law unfair competition).

With respect to the conspiracy claim, a plaintiff must allege the following:

1. Defendants' agreement to the objective and course of action to injure;
2. wrongful act pursuant to such agreement; and
3. resulting damage.

Berg & Berg Ent., LLC v. Sherwood Partners, Inc. (2005) 131 Cal. App. 4th 802, 823 (noting elements and contrasting aiding and abetting). *See also* Weil & Brown, Civ. Pro. Before Trial (The Rutter Group 2010) ¶6:154 (citing *Quelimane Co., Inc. v. Stewart Title Guar. Co.* (1998) 19 Cal.4th 26, 47, and noting theory is not a separate cause of action).

Here, the Complaint alleges that "[a]s a direct result of Gundlach's influence and control over DoubleLine, the Trust and the Trustees, the Trust and each of the Trustees have actual knowledge of the illegal actions taken to acquire trade secrets and the opportunities and good will and joined the conspiracy to acquire and use trade secrets and the opportunities and good will of TCW."[23] Further, TCW alleges that "[a]s a result of the foregoing, the Trustees have also joined in the conspiracy and have provided assistance and encouragement to the other Co-Conspirators in their ongoing illegal conduct."[24]

As discussed *supra*, however, what is unclear is how the Trustees could have conspired in any acts prior to April of 2010 (the date the Trustees were allegedly elected).[25] To the extent the conspiracy occurred before that date, it is unclear how the individual Trustees could have agreed to the "objective and course of action to injure." At the very least, the allegations must be clarified to allege a proper timeline. The demurrer is sustained, with thirty (30) days leave to amend, as to the conspiracy claim against the individual trustees.

---

[23] Complaint, ¶71.

[24] Complaint, ¶72.

[25] See Complaint, ¶36.

The same rationale holds true for the aiding and abetting claim. To allege aiding and abetting, a plaintiff must set forth the following elements:

1. Person aids and abets commission of intentional tort;
2. knowing the other's conduct constitutes breach of duty;
3. giving substantial assistance or encouragement to the other
   a. to so act; or
   b. in accomplishing a tortious result; and
4. the person's own conduct, separately considered, constitutes breach of duty to the third person.

Austin B. v. Escondido Union School Dist. (2007) 149 Cal.App.4th 860, 879; *Casey v. U.S. Bank Nat. Assn.* (2005) 127 Cal. App. 4th 1138, 1149; *Saunders v. Sup. Ct.* (1994) 27 Cal. App. 4th 832, 845.

Here again, aiding and abetting has been insufficiently alleged against the Trustees. TCW alleges:

> After the Co-conspirators misappropriated TCW's opportunities, good will, trade secrets and non-trade secret confidential and proprietary information and methods, the Trust and its Trustees, including Ciprari, Salter, Untracht, and Woolson, aided and abetted the Co-Conspirators with knowledge of the Co-Conspirators['] unlawful purpose. The Trust and the Trustees had knowledge of the illegal actions of the Co-Conspirators because, for among other reasons, at least one of the Trustees, Gundlach, participated in the theft of the trade secrets. Gundlach created the Trust with the purpose of exploiting the stolen trade secrets and used his position as Trustee to designate DoubleLine as the investment adviser of the Trust. As a direct result of Gundlach's influence and control over DoubleLine, the Trust and the Trustees, the Trust and the Defendant Trustees have actual knowledge of the illegal actions taken to acquire trade secrets and aided and abetted the Co-Conspirators with the purpose of encouraging or facilitating the Co-Conspirators['] illegal conduct."[26]

These allegations, in the Court's view, do not sufficiently plead aiding and abetting against the Trustees. Aside from the Trustees' alleged knowledge, there are no facts alleged which show how the Trustees aided and abetted the commission of an intentional tort. The demurrer is sustained, with thirty (30) days leave to amend.

[26] Complaint, ¶80.

1 The Individual Trustees demur to the claim under Penal Code §496. Section 496(a)
2 provides:

3 **(a)** Every person who buys or receives any property that has been stolen or that has been obtained in any manner constituting theft or extortion, knowing the property to be so stolen or obtained, or who conceals, sells, withholds, or aids in concealing, selling, or withholding any property from the owner, knowing the property to be so stolen or obtained, shall be punished by imprisonment in a state prison, or in a county jail for not more than one year.
4
5
6

7 Subsection "c" allows aggrieved persons to bring claims to recover up to three times the amount
8 of actual damages sustained by the plaintiff (as well as costs of suit and attorneys' fees).

9 The Complaint incorporates the prior allegations by reference, and alleges that
10 Defendants received, concealed or withheld the stole property or aided in receiving, concealing
11 or withholding the stolen property from TCW (in the form of trade secrets or other confidential
12 data and methods); Defendants knew the trade secrets and other valuable and confidential data
13 and methods were stolen from TCW by the Co-conspirators; and that as a result, TCW has been
14 damaged.[27]

15 However, Plaintiff TCW has inadequately stated this claim. The claim incorporates by
16 reference the prior allegations, but the one allegation TCW references at ¶35 alleges that "[a]s
17 the founding Trustee, with life tenure, Gundlach exercised and exercises broad powers over the
18 Trust, including...exercising (along with the other Trustees) 'exclusive and absolute control over
19 the Trust property and over the business of the Trust,' with 'full authority and power to make any
20 and all investments which [Gundlach and his hand-picked Trustees], in their sole discretion, shall
21 deem proper' and the power to select the officers of the Trust."[28] This is insufficient to state a
22 claim for violation of PC §496, as it is conclusory, and is essentially aimed at Gundlach as
23
24
25

[27] Complaint, ¶¶93-96.

[28] Complaint, ¶35.

opposed to the individual Trustees. The demurrer to the §496 claim is sustained. The Court makes this order without leave to amend.

Finally, with respect to the demurrer to the unjust enrichment claim, "[u]njust enrichment is not a cause of action, however, or even a remedy, but rather " ' "a general principle, underlying various legal doctrines and remedies" ' … . [Citation.] It is synonymous with restitution. [Citation.]" [Citation.] Unjust enrichment has also been characterized as describing " 'the result of a failure to make restitution … .' " [Citation.]" *McBride v. Boughton* (2004) 123 Cal.App.4th 379, 387. *See also Durrell v. Sharp Healthcare* (2010) 183 Cal.App.4th 1350, 1370. Recent authority out of the Second District has specifically determined that a cause of action for unjust enrichment does not exist. *See Melchior v. New Line Productions, Inc.* (2003) 106 Cal.App.4th 779, 793 and *McKell v. Washington Mutual, Inc.* (2006) 142 Cal.App.4th 1457, 1490. The First and Fourth District Courts of Appeal, respectively, also have determined that a cause of action for unjust enrichment does not exist in California. *Dinosaur Development, Inc. v. White* (1989) 216 Cal.App.3d 1310, 1315 and *Lauriedale Assocs., Ltd. v. Wilson* (1992) 7 Cal.App.4th 1439, 1448. In fact, the term "unjust enrichment" "is *synonymous* with restitution." *Melchior, supra,* 106 Cal.App.4th at 794 (emphasis added). Given the prevailing authority that unjust enrichment is not a cause of action, the demurrer to the unjust enrichment claim is sustained, without leave to amend.

Conclusion on Demurrer

For these reasons, the Court sustains the demurrers to the first through fifth causes of action, with thirty (30) days leave to amend. TCW has inadequately stated a factual basis for both the direct misappropriation and the vicarious misappropriation theories. Further, while the Court is not persuaded that the non-CUTSA claims are necessarily preempted at the pleading stage, TCW has not stated an adequate factual basis for those claims.

The demurrers to the sixth cause of action for unjust enrichment and the seventh cause of action for violation of Penal Code §496 are sustained, without leave to amend.

IV.

MOTION TO STRIKE

CCP §436(a) allows a court to "[s]trike out any irrelevant, false, or improper matter inserted in any pleading." *City of Rancho Cucamonga v. Reg'l. Water Quality Control Bd. – Santa Ana Region* (2006) 135 Cal.App.4th 1377, 1386. CCP §431.10(b) defines an "immaterial" allegation as: an allegation that is not essential to the statement of a claim or defense; an allegation that is neither pertinent nor supported by an otherwise sufficient claim or defense; or a demand for judgment requesting relief not supported by the allegations of the complaint or cross-complaint. An "immaterial allegation" is defined as "irrelevant matter" as that term is used under CCP §436. CCP §431.10(c).

Defendants have moved to strike Prayers 3 and 4 in the Complaint, pursuant to CCP §436. Initially, the Court is not persuaded by TCW's assertion that the Court cannot consider the issues raised on the motion to strike. If the face of the complaint, as alleged, does not support the relief requested, such relief would constitute "irrelevant, false or improper matter" subject to an order striking said relief under CCP §436(a). Alternatively, it would constitute an "immaterial" allegation pursuant to the definitions under CCP §431.10(b) and (c).

Motion to Strike Prayer for Relief No. 3

Prayer for Relief No. 3 seeks the following:

> 3. On the First through Seventh Claims, that the Court grant TCW an award of lost profits, the Trust's ill-gotten gains or profits, disgorgement, restitution and/or damages in an amount according to proof at trial; and for an order declaring a constructive trust that the Trust *holds its interest in the returns* from the Funds in trust [.] (Emphasis added.)

Defendants raise a number of arguments in support of the motion to strike Prayer for Relief No. 3, each of which the Court takes in turn.

a. Notion that Prayer 3 is not tailored to the conduct and harm alleged

According to Defendants, the relief sought is not aimed at the Trust or the Trustees, but at the shareholders, who are not parties to the litigation. Again, TCW seeks an award of lost profits, the Trust's ill-gotten gains or profits, disgorgement, restitution and/or damages.

To the extent Prayer 3 could be read to impose a constructive trust on investor returns, such a remedy is not available. A mutual fund is defined as "a pool of assets...belonging to the individual investors holding shares in the fund." *Jones v. Harris Ass. L.P.* (2010) 130 S.Ct. 1418, 1422. The question is whether the Trust's returns are the same as those of the investors. The language in ¶3 of the Prayer can only be read to expansively cover investor funds – a constructive trust is sought whereby the Trust would hold its interest in the returns from the Funds in trust. As such, Prayer 3 is not tailored to the conduct and the harm alleged.

Accordingly, the motion to strike this portion of the prayer is well-taken, and the motion is granted, without leave to amend.

b. Preemption

Defendants also claim that any constructive trust imposed would conflict with, and would be preempted by, federal law (specifically, the Investment Company Act of 1940, or "ICA") (codified at 15 U.S.C. §§80a-1-80a-64).

While there is not a dispute that mutual funds generally can be sued, the issue is whether a constructive trust or disgorgement can be ordered as to the gains of the Trust's investors. Again, since the remedy sought under ¶3 can only be interpreted to include investor funds, the motion is well-taken. To require the Defendant Trust or Trustees impose a constructive trust upon, or to disgorge, "the Funds in trust" would result in the Court interfering with numerous provisions of ICA.

For example, with some exceptions not applicable here, one portion of ICA - 15 U.S.C. §80a-22(e) – provides in pertinent part:

> No registered investment company *shall suspend the right of redemption*, or *postpone the date of payment or satisfaction upon redemption* of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption[.] (Emphasis added.)

To the extent that the Court hypothetically orders a constructive trust upon, or disgorgement of, the "Funds in Trust" as alleged at Prayer No. 3, any such order would violate the ICA. This is because, conceivably, a disgorgement order or constructive trust may result in investors having their right of redemption suspended or postponed. Since any such order would invariably conflict with ICA, the motion to strike is granted, without leave to amend.

c. Unavailability of Constructive Trust Remedy under CUTSA

Additionally, a constructive trust remedy is not available with respect to the CUTSA claim. *Silvaco, supra,* 184 Cal.App.4th at 234 (providing that CUTSA operates "to the exclusion of other civil remedies"); *see also Braun Medical, Inc. v. Rogers* (9th Cir. 2006) 163 F.App. 500, 509. *TMX Funding, Inc. v. Impero Techs., Inc.*, No. C 10-00202 JF (PVT), 2010 WL 2509979 (N.D. Cal. June 7, 2010), upon which TCW relies for the opposition, is an unpublished federal case and is not persuasive. Thus, to the extent the constructive trust is being sought in conjunction with the CUTSA claim, the motion to strike is also well-taken.

Motion to Strike Prayer No. 4

Prayer for Relief No. 4 requests the following:

> That the Court enjoin the Trust from operating for a period of time equal to the illegal "head start" it obtained through Defendants' illegal conduct of not less than six months[.]

a. Overbreadth of remedy

CUTSA provides that "Actual or threatened misappropriation may be enjoined. Upon application to the court, an injunction shall be terminated when the trade secret has ceased to exist, but the injunction may be continued for an additional period of time in order to eliminate commercial advantage that otherwise would be derived from the misappropriation." Civil Code §3426.2(a). Defendants claim that the "head start" injunction sought is overbroad, as it seeks to shut the Funds down for a period of six months.

Here, the proposed injunction would go much further than enjoining actual or threatened misappropriation -- it would cease *all* business activities of the Trust (some of which conceivably could be lawful). This would constitute an unlawful restraint of trade under B&P Code §16600. *FLIR Sys., Inc. v. Parrish* (2009) 174 Cal.App.4th 1270, 1281 (determining a proposed injunction barring respondents from developing products over a 12 month period, even if the respondents did not use the appellants' technology or trade secrets, constituted an unlawful restraint of trade under §16600). While TCW is not required to produce evidence or "narrowly tailor" an injunction at the pleading stage, it must at least state a factual basis for a viable injunction seeking to enjoin actual or threatened misappropriation of trade secrets by the Defendants (as opposed to a wholesale shutdown of operations). The motion to strike is granted, without leave to amend.

b. Preemption

Alternatively, the Court finds that to allow the "head start" injunction to go forward by shutting down all operations of the Trust, as pled in the Complaint, would seriously conflict with the Trust's obligations under ICA and federal regulations. In particular, such an injunction would again run into the problem of compelling the Trust to cease to honor redemption requests from investors under 15 U.S.C. §80a-22(e) (excerpted *supra*). It would also force the Trust to not comply with §2(a)(41) of the ICA, requiring the Funds establish a Net Asset Value ("NAV") for the shares. Finally, it would prevent compliance with 15 U.S.C. §80a-13(a)(3) (prohibiting an investment company from "deviat[ing] from its policy in respect of concentration of investments in any particular industry or group of industries as recited in its registration statement, deviat[ing] from any investment policy which is changeable only if authorized by shareholder vote, or deviat[ing] from any policy recited in its registration statement pursuant to section 8(b)(3)[.]").

As such, this stands as an additional ground for striking ¶4 of the prayer for relief, without leave to amend.

V.

ORDER FOR STAY

Notwithstanding this Court's order granting TCW leave to amend to state a factual basis for its direct and vicarious misappropriation theories, as well as a factual basis for the first through fifth causes of action, the Court will hereby stay further proceedings in the case, upon TCW's amendment, pending final resolution of *Trust Company of the West v. Jeffrey Gundlach, et al.*, LASC Case No. BC429385.

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VI.

RULING AND ORDER

For the foregoing reasons, the demurrers to the 1st, 2nd, 3rd, 4th, and 5th causes of action are sustained, with thirty (30) days leave to amend. The demurrers to the 6th and 7th causes of action are sustained, without leave to amend. The motions to strike the 3rd and 4th prayers for relief are granted, without leave to amend.

Upon TCW's amendment of the 1st, 2nd, 3rd, 4th, and 5th causes of action, the Court will stay the instant litigation, pending final resolution of *Trust Company of the West v. Jeffrey Gundlach, et al.*, LASC Case No. BC429385.

Dated: January 20, 2011

CARL J. WEST

Carl J. West
Judge of the Superior Court